As Filed Pursuant to Rule 424(B)(2)
Registration No. 333-150143
CALCULATION OF REGISTRATION FEE

	Amount to be	Proposed Maximum	Proposed Maximum Aggregate
Title of Each Class	Registered	Offering Price per	Offering Price	Amount of
of Securities to be Registered	(1)	Security	(1)	Registration Fee
Tradable Entitlements	415,704,000	US$0	US$0	US$0

Ordinary Shares	20,785,200	US$34.46(2)	US$716,257,992(2)	US$28,148.94(2)

(1)	This prospectus supplement relates to offers and sales of the entitlements and ordinary shares in the United States, including any sales of entitlements and ordinary shares issued outside the United States.
(2)	No purchase price is payable for the ordinary shares. The offering price per security is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The calculation of the registration fee is based on the average of high and low prices for one ordinary share on April 23, 2008 as reported by the New York Stock Exchange.
PROSPECTUS SUPPLEMENT
(to Prospectus dated April 8, 2008)
UBS AG
1,973,974,900 Tradable Entitlements
98,698,745 Ordinary Shares
➢	The tradable entitlements and the ordinary shares are being issued globally; only a portion of them are being issued in the United States.

➢	UBS AG has declared a stock dividend by allotting one tradable entitlement to each ordinary share of UBS AG outstanding on April 25, 2008, as described in this prospectus supplement. The holder of 20 tradable entitlements will have the right to receive one new ordinary share of UBS AG for free.

➢	The new ordinary shares will be registered shares with a par value of CHF 0.10 per share, and will be of the same class as the existing ordinary shares of UBS AG.

➢	The entitlements will not be listed on the New York Stock Exchange. However, the entitlements are expected to be tradable through SWX Europe (formerly known as virt-x) from April 28, 2008 through May 9, 2008 (inclusive). The ordinary shares will be listed on the SWX Swiss Exchange (and traded through SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange, and are traded on the New York Stock Exchange under the ticker symbol “UBS.”
An investment in the entitlements or ordinary shares entails risks. See “Risk Factors” beginning on page S-4.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Tradable Entitlement	(1)	(2)	(1)
Per Ordinary Share	(1)	(2)	(1)
Total	$0	$0	$0

(1)	We expect to receive no proceeds from the offering and allotment of the entitlements or the exchange of entitlements for new shares.

(2)	We do not expect to offer the entitlements or new shares for sale to or through underwriters, dealers and agents.
Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.
Neither the entitlements nor the ordinary shares are deposit liabilities of UBS AG and neither will be insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
This prospectus supplement and the attached prospectus may be used in the initial issuance and allotment of the entitlements and exchange of entitlements for, and initial issuance of, ordinary shares. In addition, UBS AG or any other affiliate controlled by UBS AG may use this prospectus supplement and the attached prospectus in market-making transactions involving the entitlements and/or the ordinary shares after the initial allotment or exchange, as applicable. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. UBS AG and its affiliates may act as principal or agent in these transactions.
Prospectus Supplement dated April 25, 2008

Prospectus Supplement
Prospectus

Available Information	1
Incorporation of Certain Information by Reference	1
Use of Proceeds	2
Validity of the Securities	2
Experts	2
In this prospectus supplement:
•	when we refer to “UBS AG,” we mean UBS AG on a parent-only basis.

•	when we refer to “UBS” or “UBS Group” or “we” or “us,” we mean UBS AG and its consolidated subsidiaries.

•	when we refer to “USD,” we mean United States dollars.

•	when we refer to “CHF,” we mean Swiss francs.

-i-

Summary
The following summary does not contain all the information that may be important to you. You should read the entire prospectus supplement, the attached prospectus and the documents incorporated by reference into this prospectus supplement and the attached prospectus before making an investment decision. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the entitlements or ordinary shares is appropriate for you.

Offering	We are distributing to our shareholders one tradable entitlement with respect to each ordinary share of UBS AG outstanding on April 25, 2008, as described in this prospectus supplement. The holder of 20 tradable entitlements will have the right to receive one new ordinary share of UBS AG for free.

Background	At the extraordinary general meeting held on February 27, 2008, the shareholders of UBS AG approved the creation of authorized capital to permit UBS AG to distribute the stock dividend, as proposed by the UBS AG Board of Directors. This distribution is being made in lieu of a cash dividend in respect of the financial year ended December 31, 2007.

Trading and sale of entitlements	The entitlements will be tradable on the UK exchange-regulated market segment of SWX Europe from April 28, 2008 through May 9, 2008 (inclusive). This period is referred to as the “entitlement trading period”.

The entitlements will not be tradable on the New York Stock Exchange.

During the entitlement trading period, shareholders who hold their shares in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers, and shareholders who hold their shares with BNY Mellon Shareowner Services through The Depository Trust Company, or DTC, may instruct their custodian bank or broker to sell part or all of their entitlements or buy additional entitlements on SWX Europe. No arrangements have been made for the sale or purchase of entitlements by shareholders holding shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register, or directly with BNY Mellon Shareowner Services. If any such shareholder should wish to sell his or her entitlements, he or she should make arrangements to deposit his or her ordinary shares with the custodian bank or broker of his or her choice.

SWX Europe trades in the entitlements are expected to be settled two trading days after execution (T+2).

You should be aware that a sale of entitlements may reduce your proportionate shareholding in UBS.

Exchange of entitlements for ordinary shares	After the completion of the entitlement trading period, the entitlements will be exchanged automatically for new ordinary shares.

However, only entitlements held in integral multiples of the exchange ratio of 20:1 will be exchanged into ordinary shares. Entitlements representing fractions of an ordinary share held after the end of the entitlement trading period will be cancelled and will not be compensated by UBS AG. If you hold ordinary shares of UBS AG through a custodian bank or broker, you should consult it for further information.

Stock exchange admission for new ordinary shares	All of the ordinary shares of UBS AG outstanding on the date of this prospectus supplement are admitted to the “EU-compatible” segment of the SWX Swiss Exchange (where they are traded on the EU-regulated market segment of SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange.

Application for listing the new ordinary shares to be issued pursuant to the entitlements on the “EU-compatible” segment of the SWX Swiss Exchange (and for admission to trading on the EU-regulated market segment of SWX Europe) is expected to be filed on or about May 16, 2008. Application for listing the new ordinary shares to be issued pursuant to the entitlements on the New York Stock Exchange was filed on April 25, 2008. Application for listing the new ordinary shares to be issued pursuant to the entitlements on the Tokyo Stock Exchange is expected to be filed before May 19, 2008. The listings are expected to become effective on or before May 19, 2008. The first trading day for the newly issued ordinary shares is scheduled to be on May 19, 2008.

Trading in ordinary shares by UBS	During the distribution of the ordinary shares to be issued in exchange for the entitlements, UBS AG and certain of its affiliates intend to engage in various dealing and brokerage activities involving ordinary shares when and to the extent permitted by applicable law. Among other things, UBS AG and certain of its affiliates, as the case may be, intend (1) to make a market in ordinary shares by purchasing and selling ordinary shares for their own account or to facilitate customer transactions; (2) to make a market, from time to time, in derivatives (such as options, warrants, convertible securities and other instruments) relating to ordinary shares for their own account and the accounts of their customers; (3) to engage in trades in ordinary shares for their own account and the accounts of their customers for the purpose of hedging their positions established in connection with the derivatives market making described above; (4) to engage in unsolicited brokerage transactions in ordinary shares with their customers; (5) to trade in ordinary shares and derivatives on ordinary shares as part of their investment management activities for the accounts of their customers; and (6) to trade in ordinary shares pursuant to employee incentive plans. These activities may occur on SWX Europe, Chi-X, Scoach, in the over-the-counter market in Switzerland or elsewhere outside the United States of America. In addition, when and to the extent permitted by applicable law, UBS AG’s affiliated U.S. broker-dealer, UBS Securities LLC, may engage in unsolicited brokerage transactions in ordinary shares, and UBS’s investment management business groups may trade in ordinary shares and derivatives on ordinary shares, in the United States of America.

UBS AG and its affiliates are not obliged to make a market in or otherwise purchase ordinary shares or derivatives on ordinary shares and any such market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market price of ordinary shares.

Use of proceeds	UBS will not receive new cash proceeds in exchange for the entitlements or the ordinary shares delivered upon exchange of the entitlements.

Certification and delivery	Delivery of the new ordinary shares is expected to take place on or about May 19, 2008, or on such other date as UBS AG may determine.

The new ordinary shares will not be in certificated form. Shareholders are entitled to request printing and delivery of actual share certificates for their respective ordinary shares.

Voting rights	Each ordinary share will carry one vote at a general meeting of UBS AG. Voting rights may, however, only be exercised if the holder is recorded in UBS AG’s share register with voting rights, which requires that the holder expressly declare having acquired such shares in his own name and for his own account. See “Description of UBS Ordinary Shares — General Meetings — Share Register and Restrictions on Voting Rights” below for additional information.

International Securities Identification Numbers (ISIN)	Entitlements: CH0038578941

Existing Ordinary Shares: CH0024899483

Swiss Securities Numbers (Valoren-Numbers)	Entitlements: 3.587.894

Existing Ordinary Shares: 2489948

CUSIPs	Entitlements: H8928X127

Existing Ordinary Shares: CH89231338

Ticker Symbols	Entitlements: “UBSN1” (SWX Swiss Exchange)

Existing Ordinary Shares:

“UBSN” (SWX Swiss Exchange)

“UBS” (New York Stock Exchange)

“8657” (Tokyo Stock Exchange)

Risk Factors
An investment in the entitlements or the ordinary shares will entail risks, including those risks which are described in this section. You should carefully consider the following discussion of risks, as well as the other information incorporated by reference into this prospectus supplement before deciding whether an investment in the entitlements or ordinary shares is suitable for you. Any of these risks could have a material adverse effect on the business activities, financial condition, results of operations and prospects of UBS. The market price of UBS shares could decline due to any of these risks. Additional risks of which the Company is not presently aware could also affect the business operations of UBS and have a material adverse effect on UBS’s business activities, financial condition, results of operations and prospects. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.
Risks Related to the Current Market Crisis
UBS, like many other financial market participants, was severely affected by the progressive market dislocation during recent periods. The deterioration of the U.S. residential mortgage market has been more sudden and severe than any such event in recent market history. As a result, the securitized markets have become illiquid and UBS’s positions, including securities that had been assigned high credit ratings, have lost substantial value. During 2007, UBS recorded approximately CHF 21.3 billion in losses and writedowns on U.S. real estate and related structured credit positions. During the first quarter of 2008, conditions for positions related to U.S. residential mortgages further deteriorated, contributing to significant additional losses and writedowns recorded by UBS on such positions during the period.
See our report on Form 6-K filed on April 1, 2008 for further information about losses during the current quarter.
UBS continues to hold positions exposed to the United States residential mortgage market and may record additional losses relating to such exposures
The values of all the assets UBS holds on its own account depend on the development of market conditions and the overall economic environment, as well as factors affecting particular assets. UBS still holds sizeable positions related to the U.S. residential mortgage market (including subprime, Alt-A and prime), in particular residential mortgage-backed securities (“RMBS”) and super senior tranches of collateralized debt obligations (“CDO”) backed by RMBSs. While UBS continues to manage, trade and hedge these positions, individually and in portfolios (including those underlying reference-linked notes (“RLN”)), the markets for most of these securities have so far remained illiquid and it is impossible to determine whether and how long current market conditions will persist, or whether they will further deteriorate.
UBS has incurred substantial losses (realized and mark-to-market) on its holdings of securities related to the U.S. residential mortgage market, including both subprime and Alt-A. The firm may record further realized losses upon the sale of any assets, or upon liquidation following a default under CDO structures to which it is exposed, and may record additional mark-to-market losses in the event of adverse developments specific to its positions (such as the deterioration of remittance data in underlying mortgage pools and the occurrence of default events). In addition, the value of UBS’s holdings has been and may be further reduced by various factors affecting the overall mortgage and real estate markets. These factors include deteriorating loss assumptions with respect to mortgage-related assets generally, even those assets that are not themselves experiencing difficulties, due to, among other things, higher levels of mortgage borrower defaults, the possible forced sale of inventories by other market participants or declines in other observable market data such as the ABX indices.
UBS relies on credit protection from third parties, including monoline insurers, that may not be effective
UBS’s business entails exposure to counterparty credit risk, including to monoline insurers and other providers of credit protection. UBS’s credit exposure to the monoline sector arises from OTC derivative contracts — mainly CDSs which are carried at fair value — in respect of mortgage related and “monoline-wrapped” securities. The fair value of these CDSs — and thus UBS’s exposure to the counterparties — depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Towards the end of 2007, monoline insurers were adversely affected by their exposure to United States residential mortgage-linked products, and UBS recorded credit valuation adjustments on the claims against monoline counterparties. Monoline insurers faced even greater challenges during the first quarter of 2008, including, among other things, credit rating downgrades, the need to raise additional capital and the threat of regulatory action. If the financial condition of these counterparties or their perceived creditworthiness deteriorates further, UBS could record further credit valuation adjustments on the CDSs bought from monoline insurers.
UBS is also actively trading issued securities and derivatives of monolines, including CDSs, and the value of these contracts is subject to market volatility.
UBS holds positions in other asset classes that have been or might be negatively affected by the current market crisis
The ongoing market dislocation that began in 2007 has been progressively felt in asset classes beyond U.S. residential mortgages. In recent periods, UBS has recorded markdowns on other assets carried at fair value, including auction rate certificates (“ARCs”), leveraged underwriting commitments, commercial mortgages in the United States and non-U.S. mortgage and asset-backed securities. UBS has recorded and in the future could record further negative fair value adjustments on these assets and on other asset classes to which the effect of the crisis in the credit markets may spread. Such securities may also be wrapped by monoline insurers and therefore could incur losses if the difficulties in the monoline sector persist or increase (see the previous risk factor on monoline exposures).
As a sponsor of ARCs programs, UBS has provided liquidity to their auction processes. Due to the decreasing demand for ARC securities in light of recent market concerns about the financial status of monoline insurers and the continued deterioration of credit markets, the firm’s inventory in these securities has increased and is subject to valuation uncertainties. During first quarter 2008, UBS’s exposure to ARCs increased from approximately CHF 6 billion to a total of approximately CHF 11 billion.
UBS is also exposed to the risk of losses and writedowns on its leveraged underwriting commitments. UBS’s losses on these commitments have been comparatively modest to date, partly due to the fact that more than half of its commitments were entered into after the July 2007 market dislocation and generally have pricing terms and covenant and credit protections that may be more favorable to underwriters and investors than those entered into in the first half of 2007.
UBS also holds positions related to real estate markets in countries other than the United States on which it could suffer losses. These include exposures to non-U.S. residential and commercial real estate and mortgages and non-U.S. ABS programs. Although UBS’s losses on such positions were relatively low in 2007 and first quarter 2008, markdowns and losses could increase in the future, particularly to the extent that the fixed income market disruption spreads beyond the United States.
UBS is also exposed to risk when it provides financing against affected asset classes, such as in its prime brokerage, reverse repo and lombard lending activities.
Risk Factors Related to UBS’s Business Activity
Performance in the financial services industry depends on the economic climate — negative developments can adversely affect UBS’s business activities
The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, capital markets that are transparent, liquid and buoyant and positive investor sentiment. An economic downturn, inflation or a severe financial crisis (as seen in recent periods) can negatively affect UBS’s revenues, and it may be unable to immediately adjust all its costs to the resulting deterioration in market or business conditions.
A market downturn can be precipitated by geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impact well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruption in emerging markets, which are particularly susceptible to macro-economic and geopolitical developments, or as a result of the failure of a major market participant. As UBS’s presence and business in emerging markets increases, it becomes more exposed to these risks.

Adverse and extreme developments of this kind have affected UBS’s businesses in a number of ways, and may continue to have further adverse effect on the firm’s businesses:
•	a general reduction in business activity and market volumes affects fees, commissions and margins from market-making and customer-driven transactions and activities;

•	a market downturn is likely to reduce the volume and valuations of assets UBS manages on behalf of clients, reducing its asset- and performance-based fees;

•	reduced market liquidity limits trading and arbitrage opportunities and impedes UBS’s ability to manage risks, impacting both trading income and performance-based fees;

•	assets UBS holds for its own account as investments or trading positions could continue to fall in value;

•	impairments and defaults on credit exposures and on trading and investment positions could increase, and losses may be exacerbated by falling collateral values; and

•	if individual countries impose restrictions on cross-border payments or other exchange or capital controls, UBS could suffer losses from enforced default by counterparties, be unable to access its own assets, or be impeded in — or prevented from — managing its risks.
The developments mentioned above can affect the performance of both the Group and its business units. As such, there is a risk that the carrying value of goodwill of a business unit might suffer impairments.
Due to its sizeable trading inventory, trading activities and the counterparty credit risks in many of its businesses, UBS is dependent upon its risk management and control processes to avoid or limit potential losses
Risk-taking is a major part of the business of a financial services firm. UBS derives a substantial part of its revenues from market-making and proprietary trading in cash and derivatives markets. Credit is an integral part of many of UBS’s retail, wealth management and Investment Bank activities. This includes lending, underwriting and derivatives businesses and positions.
Changes in interest rates, equity prices, foreign exchange levels and other market fluctuations can adversely affect UBS’s earnings. Some losses from risk-taking activities are inevitable but, to be successful over time, UBS must balance the risks it takes with the returns it generates. It must therefore diligently identify, assess, manage and control its risks, not only in normal market conditions but also as they might develop under more extreme (“stressed”) conditions, when concentrations of exposure can lead to severe losses.
As seen in recent periods, UBS is not always able to prevent losses arising from extreme or sudden market dislocations that are not anticipated by its risk measures and systems and affect sizeable inventory positions and therefore lead to serious losses. Value at Risk (“VaR”), a statistical measure for market risk, is derived from historical market data, and thus, by definition, could not have predicted the losses seen in the stressed conditions in recent periods. Moreover, stress loss and concentration controls, and the dimensions in which UBS aggregated risk to identify potentially highly correlated exposures, proved to be inadequate.
UBS is taking steps to strengthen its risk management and risk control frameworks in the affected areas, but the firm could suffer further losses in future if:
•	it does not fully identify the risks in its portfolio, in particular risk concentrations and correlated risks;

•	its assessment of the risks identified, or its response to negative trends, proves to be inadequate or incorrect;

•	markets move in ways that are unexpected — in terms of their speed, direction, severity or correlation — and UBS’s ability to manage risks in the resultant environment is therefore restricted;

•	third parties to whom UBS has credit exposure or whose securities it holds for its own account are severely affected by events not anticipated by its models and UBS accordingly suffers defaults and impairments beyond the level implied by its risk assessment; and

•	collateral or other security provided by its counterparties proves inadequate to cover their obligations at the time of their default.
UBS also manages risk on behalf of its clients in its asset and wealth management businesses. Its performance in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with UBS is not in line with relevant benchmarks against which clients assess investment performance, UBS may suffer reduced fee income and a decline in assets under management or withdrawal of mandates.
Investment positions — such as equity holdings made as a part of strategic initiatives, for revenue generation, held in support of UBS’s business activities, and seed investments made at the inception of funds managed by UBS — may also be affected by market risk factors. These investments are often not liquid and are generally intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions may have a negative impact on UBS’s earnings.
The valuation of certain assets, including many of the positions related to the U.S. residential mortgage market, rely on models. For some or all of the inputs to these models there is no observable source
Where possible, UBS marks its assets at their quoted market price in an active market. In the current environment, such price information is not available for certain instruments linked to the U.S. residential mortgage market and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions for which some or all of the reference data is not observable or has limited observability, UBS uses valuation models with non-market observable inputs. These positions include super senior RMBS CDO tranches related to the U.S. residential mortgage market. There is no single market standard for valuation models in this area. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on UBS’s financial results. UBS is obliged to regularly review and update its valuation models to incorporate all factors that market participants would consider in setting a price — this includes factoring in current market conditions. Judgment is an important component of this process, and UBS carefully considers whether the assumptions and inputs of its models remain appropriate to establish a fair value for the instrument. Changes in model inputs or in the models themselves could have a material impact on UBS’s financial results.
Credit ratings and liquidity and funding management are critical to UBS’s ongoing performance
On 1 April 2008, following UBS’s announcement of additional substantial writedowns and its expected first quarter losses, Standard & Poor’s, Moody’s Investors Service and Fitch Ratings all lowered their UBS credit ratings. Standard & Poor’s and Fitch have kept UBS on negative outlook, while Moody’s put UBS under review for a further downgrade. A further reduction in UBS’s credit ratings could increase its funding costs, in particular with regard to funding from wholesale unsecured sources, and reduce its access to capital markets. The recent ratings downgrades have resulted, and additional reductions in UBS’s credit ratings could result, in UBS having to make additional cash payments or post additional collateral. These events may increase UBS’s need for funding to ensure that it will always have sufficient liquidity to meet liabilities when due, while reducing its ability to obtain such funding. UBS’s credit ratings also have an impact on the performance of its businesses. Along with UBS’s capital strength and reputation, both of which are described in greater detail in the risk factors below, UBS’s credit ratings contribute to maintaining client and counterparty confidence in UBS.
Liquidity is essential to UBS’s business. A substantial part of UBS’s liquidity and funding requirement is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market securities. The volume of these funding sources has generally been stable but may change in the future due, among other things, to general market disruptions. Any such change could occur quickly and without notice. If such a change were to occur, UBS could be forced to liquidate assets, in particular from its trading portfolio, to meet maturing liabilities or deposit withdrawals. UBS might be forced to sell assets at discounts that could adversely affect its profitability and its business franchises.

During 2007, in anticipation of an extended period of market turbulence, several measures were taken to further strengthen UBS’s liquidity position. UBS’s credit spreads also increased substantially, in line with the general trend for the financial services industry. If these trends continue, or if UBS maintains substantially elevated levels of liquidity for an extended period of time, the combination of an increase in UBS’s borrowing costs and lower margins could have an adverse impact on the UBS’s profitability.
UBS’s capital strength is important to support its client franchise
UBS’s capital position measured by the BIS capital ratios is and has traditionally been strong, both in absolute terms and relative to its competitors. Capital ratios are determined by (1) risk-weighted assets (“RWA”) (balance sheet, off-balance sheet and other market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (2) eligible capital.
Both RWA’s and eligible capital are subject to change. Eligible capital, for example, could experience a reduction in case of financial losses, acquisition of treasury shares, acquired goodwill or as a result of foreign exchange movements. RWA assets, on the other hand, will be driven by UBS’s business activities and by changes in the risk profile of these assets. They could furthermore be subject to a change in regulatory requirements or the interpretation thereof. For instance, substantial market volatility, a widening of credit spreads (the major driver of UBS’s VaR), a change in the regulatory treatment of certain positions (including, but not limited to, the definitions of assets allocated to the trading or the banking books), stronger foreign currencies or a further deterioration in the economic environment could result in a rise in risk-weighted assets or a change in capital requirements and thereby potentially reduce UBS’s capital ratios.
Operational risks may affect UBS’s business
All of UBS’s businesses are dependent on its ability to process a large number of complex transactions across multiple and diverse markets in different currencies, in addition to being subject to the many different legal and regulatory regimes of these countries. UBS’s operational risk management and control systems and processes are designed to ensure that the risks associated with its activities, including those arising from process error, failed execution, unauthorized trading, fraud, systems failure and failure of security and physical protection, are appropriately controlled. If these internal controls fail or prove ineffective in identifying and remedying such risks, UBS could suffer operational failures that might result in losses.
Legal claims and regulatory risks arise in the conduct of UBS’s business
In the ordinary course of its business, UBS is subject to regulatory oversight and liability risk. UBS is also involved in a variety of other claims, disputes, legal proceedings and government investigations in jurisdictions where it is active, including the United States and Switzerland. These types of proceedings expose UBS to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on UBS’s businesses. The outcome of these matters cannot be predicted and they could adversely affect UBS’s future business. Currently, UBS is responding to a number of government inquiries and investigations, and is involved in a number of litigations and disputes, related to the subprime crisis, subprime securities, and structured transactions involving subprime securities. These matters concern, among other things, UBS’s valuations, disclosures, write-downs, underwriting, and contractual obligations.
UBS might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees
The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. UBS faces competition at the level of local markets and individual business lines, and from global financial institutions comparable to UBS in their size and breadth. Barriers to entry in individual markets are being eroded by new technology. UBS expects these trends to continue and competition to increase in the future.
The competitive strength and market position of UBS could be eroded if the firm is unable to identify market trends and developments, does not respond to them by devising and implementing adequate business strategies or is unable to attract or retain the qualified people needed to carry them out.
In particular, the efforts required to address the current market crisis and related challenges might diminish the attention UBS devotes to managing other risks including those arising from its competitive environment. The changes recently introduced with regard to UBS’s balance sheet management, funding framework and risk management and control, as well as the repositioning of the fixed income, currencies and commodities business, are likely to reduce the revenue contribution of certain activities that require substantial funding or focus on proprietary trading.
Despite the losses incurred in recent periods, UBS seeks to reward its employees appropriately based on competitive compensation schemes. Given the competitiveness of the financial industry, however, the possibility cannot be excluded that key employees will be attracted by competitors and decide to leave UBS, or that UBS may be less successful in attracting qualified employees.
UBS’s reputation is key to its business
UBS’s reputation is critical in maintaining its relationships with clients, investors, regulators and the general public. The reputation of UBS can be damaged, for instance, by misconduct by its employees, by activities of business partners over which UBS has limited or no control, by severe or prolonged financial losses or by uncertainty about its financial soundness and its reliability. This could result in client attrition in different parts of UBS’s business and could negatively impact its financial performance. Maintaining the firm’s reputation and addressing adverse reputational developments are therefore key factors in its risk management efforts.
UBS’s global presence exposes the bank to other risks, including currency fluctuations
UBS operates in more than 50 countries, earns income and holds assets and liabilities in many different currencies and is subject to many different legal, tax and regulatory regimes.
UBS’s ability to execute its global strategy depends on obtaining and maintaining local regulatory approvals. This includes the approval of acquisitions or other transactions and the ability to obtain the necessary licenses to operate in a local market. Changes in local tax laws or regulations may affect the ability or the willingness of UBS’s clients to do business with it, or the viability of UBS’s strategies and business model.
In its financial accounts, UBS accrues taxes but the final effect of taxes on earnings is only determined after completion of tax audits (which might take a number of years) or the expiration of statutes of limitations. In addition, changes in tax laws, judicial interpretation of tax laws or policies and practices of tax authorities could have a material impact on taxes paid by UBS and cause the amount of taxes ultimately paid by UBS to differ from the amount accrued.
Because UBS prepares its accounts in Swiss francs, while a substantial part of its assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the U.S. dollar (U.S. dollar income represents the major part of UBS’s non-Swiss franc income), have an effect on its reported income and shareholders’ equity.
Risks Associated with the Offering
Only entitlements held in round multiples of the exchange rate will be exchanged for ordinary shares; all others will be canceled without any compensation
Entitlements held in multiples of 20 will be automatically exchanged for new ordinary shares at the end of the entitlement trading period. All other entitlements will be canceled, and the holders of those canceled entitlements will receive no compensation from any person. The only way to obtain value with respect to entitlements that are not held in multiples of 20 will be either to sell those entitlements, or to purchase additional entitlements in the market, to cause the total number of entitlements held to be a round multiple of 20. A sale of entitlements may reduce your proportionate shareholding in UBS.
The entitlements will not be listed or tradable on the New York Stock Exchange. If you wish to purchase or sell entitlements, you must seek sellers or purchasers in the over-the-counter market or on SWX Europe
The entitlements will not be listed or tradable on any securities exchange or trading system in the United States. While UBS and certain of its affiliates outside the United States may engage in various dealing and brokerage activities involving the entitlements and ordinary shares when and to the extent permitted by applicable law, UBS and its affiliates are not obliged to make a market in or otherwise purchase the entitlements or ordinary shares and any market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market prices of the entitlements and the ordinary shares.

There is no certainty that trading in the entitlements will develop, and the entitlements may be subject to more intense price fluctuations than the ordinary shares
UBS intends for the entitlements to be traded during the period from April 28, 2008 through May 9, 2008 (inclusive) on SWX Europe. There is no plan to apply for admission of the entitlements to trading on any other stock exchange. It cannot be guaranteed that active trading in the entitlements will develop on SWX Europe during this period or that sufficient liquidity will be available during the period of trading in entitlements. The price of the entitlements on SWX Europe depends on a variety of factors, including the performance of UBS AG’s share price, but may also be subject to significantly greater price fluctuations than the price of the ordinary shares.
You must contact your broker or custodian bank to make arrangements to purchase or sell entitlements
During the entitlement trading period, shareholders who hold their shares in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers, and shareholders who hold their shares with BNY Mellon Shareowner Services through DTC may instruct their custodian bank or broker to sell part or all of their entitlements or buy additional entitlements on SWX Europe. No arrangements have been made for the sale or purchase of entitlements by shareholders holding shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register, or directly with BNY Mellon Shareowner Services. If any such shareholder should wish to sell his or her entitlements, he or she should make arrangements to deposit his or her ordinary shares with the custodian bank or broker of his or her choice.
The price of the ordinary shares could prove to be volatile
During and after this offering, the price of the ordinary shares could be subject to substantial price volatility due to fluctuations in UBS’s actual or forecast operating results, changes in profit forecasts or the inability to fulfill the profit expectations of securities analysts, the general economic environment, and other factors. General fluctuations in the price of stocks, particularly those of competitors, could put price pressure on the ordinary shares without this having been caused by UBS’s business or earnings outlook.
It may be difficult for investors outside Switzerland to serve process on or enforce foreign judgments against UBS AG in connection with the offering
UBS AG is incorporated in Switzerland. As a result, it may be difficult for investors outside Switzerland to serve process on or enforce foreign judgments against UBS AG in connection with the offering. See “Limitations on Enforcement of U.S. Laws Against UBS AG, Its Management and Others”.
UBS has proposed to conduct a global rights offering that, if consummated, would result in the issuance of a substantial number of shares at a discount to their market price; however, there can be no assurance that the global rights offering will be consummated
UBS has proposed to conduct a global rights offering that, if consummated, would result in the issuance of a substantial number of ordinary shares at a discount to their market price; however, there can be no assurance that the global rights offering will be consummated. Please see our reports on Form 6-K, filed on April 1, 2008 and April 9, 2008 for further detail. The price to be paid by the purchasers of shares in this rights offering has not been determined, but it will likely be set at a discount to the trading price of the ordinary shares at the time of the offering.
There can be no assurance that the global rights offering will be consummated, or that UBS will be able to obtain a capital increase pursuant to this proposed offering.

Cautionary Statement Regarding Forward-Looking Statements
This prospectus supplement contains or incorporates statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, including, but not limited to, statements relating to the risks arising from the current market crisis, other risks specific to UBS’s business and the implementation of strategic initiatives, as well as other statements relating to UBS’s future business development and economic performance and UBS’s intentions with respect to future returns of capital. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may” and other similar expressions are used in connection with forward-looking statements. While these forward-looking statements represent UBS’s judgments and future expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to:
•	the extent and nature of future developments in the US sub-prime market and in other market segments that have been affected by the current market crisis;

•	other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis;

•	the impact of these developments on other markets and asset classes;

•	changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis;

•	limitations in the effectiveness of UBS’s internal risk management processes, of its risk measurement, control and modeling systems, and of financial models generally;

•	developments relating to UBS’s access to capital and funding, including any changes in UBS’s credit ratings;

•	changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate;

•	management changes and changes to the structure of UBS’s business groups;

•	the occurrence of operational failures, such as fraud, unauthorized trading, systems failures;

•	legislative, governmental and regulatory developments;

•	competitive pressures;

•	technological developments; and

•	the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s BIS capital ratios.
You should also consider other risks and uncertainties discussed in the documents that are incorporated by reference into this prospectus supplement.
In addition, these results could depend on other factors that, as we have previously indicated, could adversely affect our business and financial performance which are contained in other parts of this prospectus supplement and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in Amendment No. 2 to our Annual Report on Form 20-F/A and in other documents furnished by UBS and other filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Presentation of Financial Information
UBS’s financial statements, which are incorporated by reference into this prospectus supplement, have been prepared in accordance with International Financial Reporting Standards and are denominated in Swiss francs, or “CHF,” the legal tender of Switzerland.
The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars or “USD,” per one Swiss franc. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On April 24, 2008 the noon buying rate was 0.9670 USD per 1 CHF.

			Average Rate[1]
Year Ended December 31,	High	Low	(USD per 1 CHF)	At Period End

2003	0.8189	0.7048	0.7493	0.8069
2004	0.8843	0.7601	0.8059	0.8712
2005	0.8721	0.7544	0.8039	0.7606
2006	0.8396	0.7575	0.8034	0.8200
2007	0.9087	0.7978	0.8381	0.8827

Month	High	Low

October 2007	0.8629	0.8437
November 2007	0.9087	0.8627
December 2007	0.8951	0.8645
January 2008	0.9221	0.8948
February 2008	0.9583	0.9030
March 2008	1.0142	0.9587
April 2008 (through April 24, 2008)	1.0025	0.9670

[1]	The average of the noon buying rates on the last business day of each full month during the relevant period.

Limitations on Enforcement of U.S. Laws Against UBS AG, Its Management and Others
UBS AG is a Swiss bank. Many of its directors and executive officers, including the majority of the persons who signed the registration statement of which the attached prospectus is a part, and certain experts named in the attached prospectus, are resident outside the United States, and all or a substantial portion of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult for you to serve legal process on UBS AG or its management or have any of them appear in a U.S. court. We have been advised by UBS’s internal counsel that there is doubt as to the enforceability in Switzerland, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely on the federal securities laws of the United States.

UBS AG
UBS is a global firm, working with corporate, institutional and private clients. Its strategy is to concentrate on three global core businesses — wealth management, asset management and investment banking and securities trading. It also focuses on retail and corporate banking in Switzerland. UBS operates as one firm and aims to deliver valuable advice, products and services to its clients while creating high quality, sustainable earnings streams.
UBS’s global core businesses are organized on a worldwide basis into three business groups: Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank.
In its Global Wealth Management & Business Banking business group, UBS provides services designed for high net worth and affluent individuals around the world. UBS provides them with tailored, unbiased advice and investment services — ranging from asset management to estate planning and from corporate finance to art banking. Its Swiss retail and corporate banking business provides a complete set of banking and securities services for domestic individual and corporate clients. Global Wealth Management International & Business Banking’s pre-tax profit was CHF 9,251 million for 2007.
UBS Global Asset Management offers innovative investment management solutions in nearly every asset class to private, institutional and corporate clients, as well as through financial intermediaries. Investment capabilities comprise traditional assets (for instance equities, fixed income and asset allocation), alternative and quantitative investments (multi-manager funds, funds of hedge funds and hedge funds) and real estate. Global Asset Management’s pre-tax profit was CHF 1,454 million for 2007.
The Investment Bank provides securities products and research in equities, fixed income, rates, foreign exchange, energy and metals. It also provides access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients. As a result of losses on sizeable positions related to the mortgage market in the United States, the Investment Bank reported a pre-tax loss of CHF 16,669 million for 2007.
UBS reported a net loss attributable to shareholders of CHF 5,247 million for 2007, with losses from U.S. mortgage-related positions outweighing performances in other businesses that were acceptable considering the current market environment. For 2006, UBS’s net profit attributable to shareholders was CHF 11,527 million.
The legal and commercial name of the company is UBS AG. UBS AG was formed on June 29, 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS AG. UBS AG is incorporated and domiciled in Switzerland and operates under Swiss company law as an Aktiengesellschaft, a corporation that has issued shares to its shareholders.
The addresses and telephone numbers of UBS AG’s two registered offices are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-234 1111; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, phone +41-61-288 2020.
Recent Developments
On April 18, 2008, UBS issued a shareholder report detailing key facts relating to its positions and losses in the U.S. subprime residential mortgage sector through December 31, 2007. The shareholder report, which provides an overview of a report submitted earlier to the Swiss Federal Banking Commission, has been posted on UBS’s web page. The shareholder report summarizes: which businesses were affected by the losses; the business models and growth initiatives pursued in those businesses; how the losses developed in the relevant businesses; the implementation of risk management and risk control in those businesses; and the key findings related to the causes of the losses. The shareholder report does not address remediation measures. UBS has, however, elsewhere outlined remediation measures it is taking and plans to take. These measures are ongoing and, in some cases, only in their initial stages. Implementation of these measures may take some time to complete, or may never be completed. Even if they are completed, there is no guarantee that they will be effective.
We have also filed a report on Form 6-K, dated April 25, 2008, which includes, among other things, a speech given by Peter Kurer, the new chairman of UBS AG, at the annual general meeting, which discusses changes in UBS AG’s corporate governance and other matters relating to UBS AG’s proposed strategy.

Capitalization of UBS
The following table sets forth the consolidated capitalization of UBS as of December 31, 2007 in accordance with International Financial Reporting Standards and translated into U.S. dollars. The results in the following table do not reflect subsequent events, including the first quarter 2008 losses disclosed in our report on Form 6-K submitted to the SEC on April 1, 2008, or the proposed global rights offering described below.

	(except for number of shares)
	CHF	USD
As at December 31, 2007	(In Millions)
Capitalization	447,390	394,656

Liabilities	2,230,598	1,967,677
thereof debt issued	405,220	357,457
thereof long-term	194,887	171,916
thereof short term	210,333	185,541
thereof subordinated debt	14,129	12,464
thereof guaranteed	0	0
thereof secured	0	0

Contingent liabilities	20,824	18,369

Equity	35,219	31,068
Share capital	207	183
Share premium	12,433	10,968
Net income recognized directly in equity, net of tax	(1,161)	(1,024)
Revaluation reserve from step acquisitions, net of tax	38	34
Retained earnings	34,139	33,115
Equity classified as obligations to purchase own shares	(74)	(65)

Treasury Shares	(10,363)	(9,142)
Equity attributable to UBS shareholders	35,219	31,068
Equity attributable to minority interests	6,951	6,132

Total Equity	42,170	37,199

Number of shares of the Company	2,073,547,344
Number of treasury shares directly or indirectly held by the Company	158,105,524
Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88213 (the exchange rate in effect as of December 31, 2007).

Use of Proceeds
For purpose of Swiss corporate law, the issue price of the ordinary shares pursuant to the entitlements is CHF 0.10 per ordinary share; however, the holders of the entitlements are not required to pay this amount. Instead, the capital contribution for these ordinary shares was made by converting into share capital existing freely available reserves of UBS AG in the amount of CHF 9,869,875.40. Accordingly, UBS AG will receive no proceeds from the offering and allotment of the entitlements or the issuance of the ordinary shares pursuant to the exchange of the entitlements.

Description of the Entitlements
Set forth below is a summary of the material terms of the entitlements. This description is not complete and is qualified in its entirety by reference to UBS’s articles of association, which have been filed as an exhibit to the registration statement of which the attached prospectus forms a part.
Each holder of UBS ordinary shares will receive one entitlement for each ordinary share held on April 25, 2008, the record date for the allotment of entitlements described under “—Record Date, Allocation of Entitlements and Notification of Shareholders” below. The holders of the entitlements can either receive ordinary shares at the exchange ratio, or sell their entitlements in the market and receive the proceeds of such sale. Holders of entitlements will have the right to receive one new share for free against delivery of 20 entitlements — i.e., the exchange ratio is 20:1.
Record Date, Allocation of Entitlements and Notification of Shareholders
Record Date
The record date for the allocation of the entitlements will be April 25, 2008, after the close of business in Zurich.
Allocation of Entitlements and Notification of Shareholders
Each ordinary share will be allocated one entitlement on the record date of entitlements. With respect to shares held in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers, the allocation and notification to shareholders will be made by their respective custodian bank or broker. With respect to shares held with BNY Mellon Shareowner Services through DTC, allocation and notification to shareholders will be made by BNY Mellon Shareowner Services through the respective custodian bank or broker. With respect to ordinary shares held in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register, allocation and notification to shareholders will be made by UBS Shareholder Services. With respect to shares held directly with BNY Mellon Shareowner Services, allocation and notification to shareholders will be made directly by BNY Mellon Shareowner Services.
Trading and Sale of Entitlements
The entitlements will be tradable on the UK exchange-regulated market segment of SWX Europe from April 28, 2008 through May 9, 2008 (inclusive). This period is referred to as the “entitlement trading period”.
The entitlements will not be tradable on the New York Stock Exchange.
During the entitlement trading period, shareholders who hold their shares in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers, and shareholders who hold their shares with BNY Mellon Shareowner Services through DTC may instruct their custodian bank or broker to sell part or all of their entitlements or buy additional entitlements on SWX Europe. No arrangements have been made for the sale or purchase of entitlements by shareholders holding shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register, or directly with BNY Mellon Shareowner Services. If any such shareholder should wish to sell his or her entitlements, he or she should make arrangements to deposit his or her ordinary shares with the custodian bank or broker of his or her choice.
SWX Europe trades in the entitlements are expected to be settled two trading days after execution (T+2).
You should be aware that a sale of entitlements may reduce your proportionate shareholding in UBS.
Exchange of Entitlements for Ordinary Shares
After the completion of the entitlement trading period, the entitlements will be exchanged automatically for new ordinary shares. There will be no charge to shareholders in connection with the exchange.

Shareholders who hold their ordinary shares in the SIS SegaInterSettle system through custody accounts with custodian banks or brokers should follow the instructions provided by their custodian bank or broker, as the case may be. They should receive instructions from their custodian bank or broker on or after April 23, 2008. Any shareholders that have not been so informed by the start of the entitlement trading period, which is expected to be on April 28, 2008, should contact their custodian banks or brokers.
Shareholders who hold their ordinary shares with BNY Mellon Shareowner Services through DTC should follow the instructions to be provided by BNY Mellon Shareowner Services through their custodian bank or broker, as the case may be. They should receive instructions from their custodian bank or broker on or after April 23, 2008. Any shareholders that have not been so informed by the start of the entitlement trading period, which is expected to be on April 28, 2008, should contact their custodian banks or brokers.
Shareholders who hold their ordinary shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register should follow the instructions to be provided by UBS Shareholder Services on or after April 23, 2008.
UBS shareholders holding their shares directly through BNY Mellon Shareowner Services should follow the instructions to be provided by BNY Mellon Shareowner Services on or after April 23, 2008.
Only entitlements held in integral multiples of 20 will be exchanged into ordinary shares. See "—Fractions” below. Entitlements representing fractions of an ordinary share held after the end of the entitlement trading period will be cancelled and will not be compensated by UBS. If you hold ordinary shares through a custodian bank or broker, you should consult it, as different arrangements may apply.
Shares held through custody accounts with custodian banks or brokers, instructions for exchanging and/or selling/buying entitlements need to be directed to the respective custodian bank or broker, as the case may be, within the time period set by such custodian bank or broker and will be subject to the shareholder’s respective arrangements with its bank or broker. Shareholders must follow the instructions of their custodian bank or broker in order to receive their newly issued ordinary shares.
Shareholders holding ordinary shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register or holding ordinary shares through BNY Mellon Shareowner Services, and holding enough entitlements to exchange for one or more ordinary shares, will qualify for an automatic share allocation. The physical share certificate representing ordinary shares will be sent to the registered address of the shareholder automatically. Shareholders holding fractions will be compensated in cash as described under “— Fractions” below.
Stock Exchange Admission for New Ordinary Shares
All of the ordinary shares of UBS outstanding on the date of this prospectus supplement are admitted to the “EU-compatible” segment of the SWX Swiss Exchange (where they are traded on the EU-regulated market segment of SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange.
Application for listing the new ordinary shares on the “EU-compatible” segment of the SWX Swiss Exchange (and for admission to trading on the EU-regulated market segment of SWX Europe) is expected to be filed on or about May 16, 2008. Application for listing the new ordinary shares to be issued pursuant to the entitlements on the New York Stock Exchange was filed on April 25, 2008. Application for listing the new ordinary shares to be issued pursuant to the entitlements on the Tokyo Stock Exchange is expected to be filed before May 19, 2008. The listings are expected to become effective on or before May 19, 2008. The first trading day for the newly issued ordinary shares is scheduled to be on May 19, 2008.
Certification and Delivery
Delivery of the new ordinary shares is expected to take place on or about May 19, 2008, or on such other date as UBS may determine. Delivery will be made as described under “— Exchange of Entitlements for Ordinary Shares” above.

Other than with respect to shareholders who hold their ordinary shares in the form of physical share certificates (Heimverwahrer) and recorded in the Swiss share register, the new ordinary shares will not be in certificated form. Shareholders are entitled to request printing and delivery of actual share certificates for their respective ordinary shares.
Fractions
Fractions — i.e., a number of entitlements that is not an integral multiple of 20 — remaining after the end of the entitlement trading period will lapse without any right of compensation from UBS AG in its capacity as issuer. Accordingly, shareholders receiving fractions are encouraged to consult their custodian bank or broker, as the case may be, with respect to the treatment of such fractions.
Shares Held in the SIS SegaInterSettle System Through Custody Accounts with Custodian Banks or Brokers
Shareholders who hold shares in the SIS SegaInterSettle System through custody accounts and who receive fractions will, subject to their arrangements with their custodian bank or broker, as the case may be, be able to instruct it to sell the number of entitlements representing fractions or, alternatively, purchase additional entitlements, on SWX Europe during the entitlement trading period as described under “—Trading and Sale of Entitlements” above.
Shares Held with BNY Mellon Shareowner Services Through DTC
Shareholders who hold shares through DTC and who receive fractions will, subject to their arrangements with their custodian bank or broker, as the case may be, be able to instruct it to sell the number of entitlements representing fractions or, alternatively, purchase additional entitlements on SWX Europe during the entitlement trading period.
Shares Held in the Form of Physical Share Certificates (Heimverwahrer) and Recorded in the Swiss Share Register
Fractions will be aggregated by UBS Shareholder Services and exchanged into ordinary shares on or about May 15, 2008. These ordinary shares will then be sold by UBS Shareholder Services, with the proceeds of the sale of the ordinary shares being distributed to holders of these fractions according to their holdings. For shareholders who have specified a bank account to pay their proceeds to, the payment will be transferred to this bank account. Shareholders who hold their share certificates themselves and have not provided payment instructions to UBS Shareholder Services will be sent a payment certificate by post. This can be presented for payment, free of charge, at any UBS branch office with counter service in Switzerland.
Shares Held Directly with BNY Mellon Shareowner Services
Fractions will be aggregated by BNY Mellon Shareowner Services and exchanged into ordinary shares at the record date for the ordinary shares. The ordinary shares will then be sold by BNY Mellon Shareowner Services (or by UBS acting on behalf of BNY Mellon Shareowner Services), with the proceeds of the sale of the ordinary shares distributed to holders of fractions according to their holdings.
First Trading Day and Delivery of Ordinary Shares
UBS has applied or is expected to apply to list the new ordinary shares on the SWX Swiss Exchange, the New York Stock Exchange and the Tokyo Stock Exchange. Trading in the new ordinary shares on all exchanges is expected to commence on May 19, 2008. The delivery of the new ordinary shares is expected to take place on May 19, 2008. The new ordinary shares will be fully fungible with the existing ordinary shares.
You should be aware that a sale of ordinary shares will reduce a shareholder’s proportionate shareholding in UBS.

Description of UBS Ordinary Shares
The following summaries of certain provisions of the ordinary shares are not complete and are subject to, and are qualified in their entirety by reference to, all the terms and conditions of the articles of association of UBS AG, which are filed as an exhibit to the registration statement of which the attached prospectus is a part.
The Ordinary Shares
The ordinary shares are registered shares (Namenaktien) with a par value of CHF 0.10 each. The ordinary shares rank pari passu in all respects with each other, including voting rights, entitlement to dividends, liquidation proceeds in case of liquidation of UBS AG, subscription rights in the event of a share issue (Bezugsrechte) and subscription rights in the event of the issuance of equity-linked securities (Vorwegzeichnungsrechte).
Share Capital
As of the date of this prospectus supplement, the share capital of UBS AG shown in the commercial registers of the Cantons of Zurich and Basel-City is CHF 217,224,609.80 divided into 2,172,246,098 fully paid and non-assessable shares. From December 31, 2007 to March 31, 2008, UBS AG issued an additional 19,908 fully paid shares out of its conditional capital upon the exercise of options granted to employees under UBS’s option-based participation plans. Shares issued out of conditional capital have to be recorded in the commercial registers within three months after the close of the financial year within which they were issued.
Development of the Share Capital
As of January 1, 2005, UBS AG’s share capital was CHF 901,486,541.60, divided into 1,126,858,177 registered shares with a nominal value of CHF 0.80 each.
Pursuant to a resolution adopted by the annual general meeting held on April 21, 2005, the share capital was reduced by CHF 31,948,075.20 to CHF 869,538,466.40 divided into 1,086,923,083 registered shares with a nominal value of CHF 0.80 each by canceling 39,935,094 such registered shares that had been repurchased by UBS AG in accordance with a share buy back program approved by the annual general meeting in 2004.
As of February 13, 2006 the registered share capital was adjusted to CHF 870,906,017.60 divided into 1,088,632,522 registered shares with a nominal value of CHF 0.80 each to reflect the issuance of 1,709,439 registered shares with a nominal value of CHF 0.80 each out of UBS AG’s conditional capital upon exercise of options granted to employees under UBS’s option-based participation plans.
At the annual general meeting held on April 19, 2006, three resolutions affecting UBS AG’s share capital were adopted. Pursuant to the first resolution, 37,100,000 registered shares with a nominal value of CHF 0.80 each were cancelled that had been repurchased by UBS AG in accordance with a share buy back program approved by the annual general meeting in 2005. Pursuant to the second resolution of the general meeting the par value of the registered shares was reduced to CHF 0.20 per registered share and the difference of CHF 0.60 per issued share was repaid to shareholders. Finally, the general meeting resolved that, upon completion of the capital reduction and the par value repayment, the par value of the remaining 2,103,065,044 registered shares should be split at a 1:2 ratio, i.e., from CHF 0.20 to CHF 0.10 per registered share. Implementation of these resolutions occurred by registration in the commercial registers as of July 5, 2006, and ultimately resulted in a share capital of CHF 210,306,504.40 divided into 2,103,065,044 registered shares with a nominal value of CHF 0.10 each.
As of February 13, 2007 the registered share capital was adjusted to CHF 210,527,328.60 divided into 2,105,273,286 registered shares with a nominal value of CHF 0.10 each to reflect the issuance of 2,208,242 registered shares with a nominal value of CHF 0.10 each out of UBS AG’s conditional capital upon exercise of options granted to employees under UBS’s option-based participation plans.
Pursuant to a resolution adopted by the annual general meeting held on April 18, 2007, the share capital was reduced by CHF 3,302,000.00 to CHF 207,225,328.60 divided into 2,072,253,286 registered shares with a nominal value of CHF 0.10 each by canceling 33,020,000 such registered shares that had been repurchased by UBS AG in accordance with a share buy back program approved by the annual general meeting in 2006. The capital reduction was recorded in the commercial registers as of June 28, 2007.
As of February 5, 2008 the registered share capital was adjusted to CHF 207,354,734.40 divided into 2,073,547,344 registered shares with a nominal value of CHF 0.10 each to reflect the issuance of 1,294,058 registered shares with a nominal value of CHF 0.10 each out of UBS AG’s conditional capital upon exercise of options granted to employees under UBS’s option-based participation plans.
As of April 15, 2008 the registered share capital was adjusted to CHF 217,224,609.80 divided into 2,172,246,098 registered shares with a nominal value of CHF 0.10 each to reflect the issuance of 98,698,754 registered shares with a nominal value of CHF 0.10 each out of UBS AG’s authorized capital in order to create the shares required for the distribution of the stock dividend.
At the annual general meeting on April 23, 2008, UBS shareholders approved an increase of the share capital by a maximum amount of CHF 125,000,000 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each at an issue price of CHF 0.10.
Authorized Capital and Conditional Capital
Authorized Capital
At the extraordinary general meeting on February 27, 2008, UBS shareholders approved the creation of authorized capital for a maximum amount of CHF 10,370,000 or 103,700,000 new shares.
As of April 15, 2008, 98,698,754 registered shares with a nominal value of CHF 0.10 each were issued out of UBS AG’s authorized capital in order to create the shares required for the distribution of the stock dividend (see “Distributions to Shareholders — Distributions to Shareholders in 2008”).
As of the date of this Prospectus Supplement, UBS AG has authorized capital in the amount of CHF 500,124.60.
Article 4b of the Articles provides as follows:
“Article 4b — Authorized Capital
The Board of Directors shall be authorized, at any time until 27 February 2010, to increase the share capital by a maximum of CHF 500,124.60 through the issuance of a maximum of 5,001,246 fully paid registered shares with a par value of CHF 0.10 each. The shareholders shall be granted subscription rights for the acquisition of the new shares in proportion to their shareholdings. The Board of Directors shall be authorized to determine the particulars of the exercise of the subscription rights. Subscription rights that have not been exercised will be used as the Board of Directors determines to be in the interest of the Corporation. The Board of Directors is entitled to issue these shares in partial amounts. The Board of Directors shall determine the date of issue of the new shares. The issue price of the new shares is CHF 0.10 and the contribution for the new shares shall be made by converting into share capital freely available reserves in a maximum amount of CHF 500,124.60. The new shares shall be entitled to dividends as from the financial year in which they are issued. The subscription and acquisition of the new shares, as well as any subsequent transfer of the shares, are subject to the registration requirements set out in Article 5 of these Articles of Association.”
Conditional Capital
Conditional capital was created in 2000 in connection with the acquisition of Paine Webber Group Inc. to cover option rights granted by Paine Webber Group Inc. to its employees. In addition, at the annual general meeting held on April 19, 2006, shareholders approved conditional capital in the amount of CHF 15,000,000 to be used for employee option grants. At the extraordinary general meeting held on February 27, 2008, shareholders approved conditional capital in the amount of CHF 27,775,000, as described under “—Convertible Bonds and Options” below.

In 2007, options with respect to 1,288,354 ordinary shares were exercised under the PaineWebber option plans, and 4,718 options expired without being exercised. With respect to UBS employee stock option plans, 5,704 ordinary shares were issued out of conditional capital in 2007.
According to Article 4a of its articles of association, UBS AG currently has conditional capital in an aggregate amount of CHF 42,788,863.40, corresponding to a maximum of 427,888,634 shares. Of these shares 277,750,000 shares are available to satisfy the CHF 13 billion Mandatory Convertible Notes described below and 150,138,134 shares are available for employee option plans.
Article 4a of the articles of association provides as follows:
“Article 4a — Conditional Capital
Employee stock ownership plan of Paine Webber Group Inc., New York (“PaineWebber”)
1 The share capital will be increased, under exclusion of shareholders’ pre-emptive rights, by a maximum of CHF 14,433.80, corresponding to a maximum of 144,338 registered shares of CHF 0.10 par value each (which must be fully paid up) through the exercise of option rights granted to the employees of PaineWebber, which were rolled over according to the merger agreement of 12 July 2000. The subscription ratio, time limits and further details were determined by PaineWebber and taken over by UBS AG. The purchase of shares through the exercise of option rights as well as any subsequent transfer of the shares are subject to the registration restrictions set out in Article 5 of these Articles of Association.
Employee participation plan UBS AG
2 The share capital may be increased by a maximum of CHF 14,999,429.60 through the issuance of a maximum of 149,994,296 fully paid registered shares with a par value of CHF 0.10 each upon exercise of employee options issued to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries. The pre-emptive rights and the advance subscription rights of the shareholders shall be excluded. The issuance of these options to employees and members of the management and of the Board of Directors of the Corporation and its subsidiaries will take place in accordance with the plan rules issued by the Board of Directors and its Compensation Committee. The acquisition of shares through the exercise of option rights as well as every subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.
Mandatory Convertible Notes
3 The share capital will be increased by a maximum of CHF 27,775,000 through the issuance of a maximum of 277,750,000 fully paid registered shares with a par value of CHF 0.10 each upon voluntary or mandatory conversion of the 9% mandatory convertible notes due 2010 (“MCNs”) to be issued by the Corporation or one of its subsidiaries to one or several long-term financial investors. The conditions of the conversion rights under the MCNs shall be determined by the Board of Directors. The advance subscription right and the pre-emptive right of the shareholders shall be excluded in connection with the issuance of the MCNs and upon voluntary or mandatory conversion of the MCNs in favor of the MCN holders. The issue price of the registered shares to be issued upon voluntary or mandatory conversion of the MCNs will be determined by reference to the respective market price of the registered shares at the time of (i) the public announcement of the MCNs, (ii) the shareholders’ approval of this Article 4a para. 3, and (iii) the conversion of the MCNs. The voluntary or mandatory conversion of the MCNs is to occur within a period of two years after the issuance of the MCNs. The acquisition of shares upon voluntary or mandatory conversion of the MCNs as well as any subsequent transfer of the shares are subject to the registration requirements set out in Article 5 of these Articles of Association.”
Convertible Bonds and Options
Mandatory convertible notes (MCNs)
On February 27, 2008, the extraordinary general meeting of shareholders approved the issuance of a maximum of 277,750,000 shares (corresponding to approximately 13.4% of the share capital as of March 31, 2008) to two long-term financial investors, Government of Singapore Investment Corporation Pte Ltd (“GIC”) and an investor from the Middle East. The MCNs were issued on March 5, 2008. The share capital will be increased upon voluntary or mandatory conversion of the MCNs by March 2010. The future mandatory capital increase allowed the full proceeds of CHF 13 billion to be counted as Tier 1 capital for regulatory capital purposes for the first time in the first quarter of 2008.
MCNs are a special type of equity-linked security that will never be redeemed in cash but rather, upon maturity or early conversion, will automatically convert into shares of the note issuer or an affiliated company. The number of shares to be delivered depends on the conversion price, and will vary according to the terms of the MCNs, as described below.
Through the lifetime of the MCNs, the holders will receive an annual coupon of 9% of the nominal value of the MCNs. This annual coupon reflects not only the cost of capital but also compensates the noteholders for bearing the risk of share price deterioration before conversion if the share price falls below the reference price described below, for the fact that MCN holders only participate in the benefit of an increasing share price once the share price exceeds 117% of the reference price, and for the fact that until conversion MCN holders will not receive any dividends on the underlying ordinary shares. The MCNs mature in March 2010 and contain market-standard provisions allowing early conversion at the option either of the holders or of UBS. The MCNs can be converted at the earliest after a period of six months has elapsed after their issuance and they must be converted at the latest in March 2010.
As of the date of this prospectus supplement, the terms of the MCNs provide for the following conversion mechanism:
•	The current reference price of the MCNs is CHF 51.48 and was determined as the average of (i) the closing price of the ordinary shares on SWX Europe on December 7, 2007 (i.e., the trading day before UBS announced measures to strengthen its capital position), and (ii) the average of the three daily volume-weighted average prices (“VWAPs”) on SWX Europe for the three days preceding the extraordinary general meeting on February 27, 2008, subject to a minimum reference price of CHF 51.48.
•	At maturity, the total number of shares to be issued upon conversion of the MCNs would be determined as follows, depending on the then-prevailing market price of the ordinary shares:
•	If the share price at maturity were below the minimum conversion price, which is equal to the reference price of CHF 51.48, conversion would take place at the minimum conversion price. As a consequence, the maximum number of shares to be issued would currently be 252,525,253.

•	If the share price at maturity were above the maximum conversion price, which is equal to 117% of the reference price or CHF 60.23, conversion would take place at the maximum conversion price. As a consequence, the minimum number of shares to be issued would currently be 215,839,283.

•	If the share price at maturity were between the minimum and the maximum conversion price, conversion would take place at the then-prevailing market price.
•	If either UBS or the holders of MCNs chose to convert the MCNs prior to maturity, the maximum conversion price (and hence the minimum number of shares) would be applied if conversion occurred at the request of the MCN holders, while the minimum conversion price (and hence the maximum number of shares) would be applied if conversion occurred at the request of UBS.

However, the MCNs contain standard market provisions for the adjustment of the conversion price if a dilutive event occurs between issuance of the MCNs and their maturity. The rights offering (as described below “—Proposed Global Rights Offering”) will qualify as a dilutive event under the terms of the MCNs and thus will cause the following adjustments to the conversion price:
•	First, if the subscription price of the new shares to be issued in the rights offering is below 95% of the closing price of the ordinary shares on the day before the existing shares start trading ex-rights (expected to be May 26, 2008), the conversion price will have to be adjusted for the value of the rights granted to shareholders. As a result, both the minimum and the maximum conversion price will be adjusted downwards, which will result in a higher number of shares to be issued to the MCN holders upon conversion.
•	Second, since the rights offering will result in proceeds in excess of CHF 5 billion and will occur at a subscription price below the minimum conversion price (currently CHF 51.48 per ordinary share), it will additionally trigger a reduction of the maximum conversion price under the terms of the MCNs. The maximum conversion price will be fixed at the level of the (adjusted) minimum conversion price, and the maximum conversion price will fall away. Thus, conversion of the MCNs will always occur based on the (adjusted) minimum conversion price (subject to further dilutive events prior to maturity of the MCNs), regardless of the market price of the ordinary shares prevailing upon maturity of the MCNs.
The final adjustments will be calculated based on the closing price of the ordinary shares on SWX Europe on the day before the outstanding ordinary shares commence trading ex-rights, expected to be May 26, 2008.
Employee Options
As of March 31, 2008, employee options outstanding amount to 225,005,163, of which a total of 125,391,786 are exercisable. UBS satisfies share delivery obligations under its option based participation plans either by purchasing ordinary shares in the market on grant date or shortly thereafter or by issuing new shares out of conditional capital. Upon exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.
Contributions in Kind
Article 37 of the articles of association “Contributions in Kind” provides as follows:
“1 The Corporation acquires Schweizerische Bankgesellschaft (“SBG”) in Zurich by merger through the capital increase of 30 April/19 May 1998. Assets of CHF 426,820,619,609.52 and liabilities of CHF 408,302,595,203.66 pursuant to the merger balance sheet of 30 September 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of the company acquired receive 128,750,000 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.
2 The Corporation acquires Schweizerischer Bankverein (“SBV”) in Basel by merger through the capital increase of 29 April/18 May 1998. Assets of CHF 352,252,889,332.69 and liabilities of CHF 338,770,039,294.46 pursuant to the merger balance sheet of 30 September 1997 shall be transferred by universal succession to the Corporation; the amount of the capital increase has been paid in accordance with the merger agreement. The shareholders of the company acquired receive 85,623,491 fully paid-up registered shares of the acquiring company each with a par value of CHF 20.”
Article 38 of the articles of association “Acquisition of Assets” provides as follows:
“The Corporation, in connection with the capital increase of 1 November 2000, is acquiring the totality of the shares of Paine Webber Group Inc. (New York, N.Y., USA) from existing shareholders of this listed company through the Corporation’s wholly owned subsidiary UBS Americas Inc. (Wilmington, Delaware, USA) by way of a triangular merger under the laws of the State of Delaware (USA). Under the terms of the merger agreement of 12 July 2000, the total consideration for these shares will take the form of a cash component of not more than USD 6,350,000,000 plus a share component of not more than 42,800,000 UBS shares, i.e. (assuming an exchange rate of CHF/USD 1.80 and a price of CHF 250 per UBS share) CHF 22,130,000,000, and of not less than USD 5,520,000,000 plus not less than 37,150,000 UBS shares, i.e. (based on the foregoing assumptions) CHF 19,223,500,000, including the 12,000,000 UBS shares resulting from the capital increase of 1 November 2000.”
Proposed Global Rights Offering
On April 1, 2008, UBS announced that the Board of Directors would propose to the Annual General Meeting of shareholders (the “AGM”) that the UBS Group strengthen its shareholders’ equity by way of an ordinary capital increase with proceeds of approximately CHF 15 billion. According to the AGM resolution approving the Board’s proposal, the capital increase will be effected by issuing rights to UBS shareholders (the “Subscription Rights”), which will allow them to subscribe for new registered shares in UBS AG (the “Rights Offering”) at a subscription price and subscription ratio to be announced.
On April 23, 2008, the AGM approved an increase in share capital by a maximum amount of CHF 125,000,000 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each. On April 1, 2008, the proposed capital increase with proceeds of approximately CHF 15 billion was fully underwritten by a syndicate of banks, led by JP Morgan, Morgan Stanley, BNP Paribas and Goldman Sachs. JP Morgan and Morgan Stanley together with UBS Investment Bank are acting as Joint Global Coordinators.
The subscription price of the new shares to be issued in the Rights Offering, the final number of shares to be issued and the final subscription ratio will be determined by the Board of Directors and communicated before the start of rights trading. In no event will the number of new shares to be issued in the rights offering exceed 1,250,000,000. Trading of Subscription Rights on SWX Europe and the New York Stock Exchange is expected to take place late May to early June 2008, with the rights exercise period expected to cover approximately the same period. The first trading day of the new shares to be issued in the Rights Offering and the following payment and settlement of Rights Offering are expected to occur mid June 2008. The shares to be issued in the Rights Offering will rank pari passu in all respects with the existing registered shares immediately upon issue.
Shares created as part of the stock dividend will be entitled to participate in the Rights Offering.
Participation and Bonus Certificates, Capital Securities
UBS AG has not issued any participation certificates (Partizipationsscheine), profit sharing certificates (Genussscheine) or preference shares (Vorzugsaktien) or any other class of equity securities other than the ordinary shares, nor has it issued units which do not represent share capital.
Treasury Shares
UBS holds its own shares for three main purposes. Treasury repurchases shares on a second trading line, where they are earmarked for cancellation purposes. Shares are bought back by Treasury to hedge awards granted under the employee equity compensation plans, including employee options; and the Investment Bank holds shares, to a limited extent, for trading purposes where it engages in market-making activities in ordinary shares and its related derivative products.
As of March 31, 2008, UBS AG directly or indirectly held a total of 101,448,832 shares equal to 4.9% of issued shares. The aggregate nominal value of the shares held in treasury is CHF 10,144,993.20, and their book value is CHF 6.1 billion. Voting rights on these shares are suspended.
Share Repurchases
Swiss law limits the right of a company to purchase and hold its own shares. UBS AG and its subsidiaries may purchase ordinary shares only if and to the extent that (i) UBS AG has freely distributable reserves in the amount of the aggregate purchase price, and (ii) the aggregate nominal value of all shares held by UBS AG does not exceed 10% of UBS AG’s share capital (20% in specific circumstances).

Under Swiss regulations, a company wishing to cancel shares may purchase them on the stock exchange under a special security code that clearly identifies to the market the time and quantity of shares repurchased for that specific purpose (the so-called second trading line). For each buyback program to date, UBS has announced a maximum Swiss franc amount to be used for share repurchases. The level of actual repurchases is determined by the capital management plan, which is adjusted throughout the year to reflect changes in business plans or acquisition opportunities. UBS publishes the number of shares repurchased and the average price paid on a weekly basis on the internet at www.ubs.com/investors.
Ordinary shares held by UBS AG or its subsidiaries may, in accordance with Swiss law, not be voted at general meetings, but are entitled to the economic benefits, including dividends, applicable to the ordinary shares generally. Furthermore, under Swiss law, upon purchasing shares, a company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are permitted only under certain circumstances.
Certain types of share repurchases (redemption, more than 10% of share capital, shares held for more than six years) are subject to Swiss federal withholding tax at the rate of 35%.
Treasury shares earmarked for cancellation (share buyback program 2006 / 2007)
As part of the 2006 / 2007 share buyback program ending on March 7, 2007, 33,020,000 shares representing a total value of CHF 2.4 billion were cancelled on June 29, 2007.
At the annual general meeting on April 18, 2007, shareholders gave the Board of Directors a mandate to set up a repurchase program (2007 / 2010) for a maximum amount of 10% of shares totaling 210,527,328 shares. Between March 14, 2007 and September 25, 2007, 36.4 million shares in the total amount of CHF 2.6 billion were purchased for cancellation. As part of the capital measures announced on December 10, 2007, the Board of Directors has used its discretion to rededicate for further use the 36.4 million treasury shares previously intended for cancellation. At year end, no shares were held under the buyback program earmarked for cancellation.
The holding of treasury shares decreased to 158,105,524 or 7.6% of shares issued on December 31, 2007, from 164,475,699 or 7.8% on the same date a year ago. Shares held cover employee share and option programs and, to a limited extent, market-making activities at the Investment Bank.
In 2007, a total of 32.2 million employee options were exercised and an additional 45.5 million new options were granted. As of December 31, 2007, UBS was holding approximately 141 million shares in Treasury and an additional 150 million unissued shares in conditional share capital that can be used to cover future employee option exercises, of which a total of CHF 186 million were outstanding on December 31, 2007. The shares available cover all exercisable employee options.

Share buyback
Effect of second trading line program on basic earnings per share

	For the year ended
	31.12.07	31.12.06	31.12.05
Weighted average shares for basic earnings per share (EPS) after treasury shares	1,926,328,078	1,976,405,800	2,013,987,754
Weighted average second trading line treasury shares(1)	625,684,926	598,982,426	544,339,510
Basic EPS (CHF)	(2.72)	5.83	6.72
Cumulative impact of treasury shares on basic EPS (CHF)(1)	(0.66)	1.35	1.43

Cumulative impact of treasury shares on basic EPS (%)(1)	24.3	23.2	21.3

(1)	From first share buyback program in 2000.
Treasury shares held by the Investment Bank
The Investment Bank, acting as liquidity provider to the equity index futures market and as a market maker in ordinary shares and derivatives, has issued derivatives linked to the ordinary shares. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. To hedge the economic exposure, a limited number of ordinary shares are held by the Investment Bank.
The presentation in the table below shows the purchase of ordinary shares by Treasury at the stock exchange and does not include activities of the Investment Bank in ordinary shares.

Treasury share activities

						Treasury shares purchased
						for employee share
						and option participation
	Share buyback program					plans and acquisitions(1)		Total number of shares
			Remaining volume of	Remaining volume of
			2006/2007 share	2007/2010 share
Month of	Number of	Average	buyback program in	buyback program in		Number of	Average	Number of	Average
purchase	shares	price in CHF	CHF million	millions of shares		shares	price in CHF	shares	price in CHF
January 2007	9,900,000	76.72	2626			24,438	74.92	9,924,438	76.72
February 2007	520,000	78.06	2585			1,803,391	78.18	2,323,391	78.15
March 2007	7,210,000	69.35		203	(2)	19,465,000	71.64	26,675,000	71.02
April 2007	3,380,000	74.04		200		2,400,000	72.02	5,780,000	73.20
May 2007	2,590,000	77.24		197		6,600,000	76.48	9,190,000	76.69
June 2007	5,850,000	75.96		191		2,750,000	77.89	8,600,000	76.58
July 2007	11,970,000	72.24		180		0	0.00	11,970,000	72.24
August 2007	950,000	64.06		179		0	0.00	950,000	64.06
September 2007	4,450,000	62.73		174		0	0.00	4,450,000	62.73
October 2007	0	0.00		174		0	0.00	0	0.00
November 2007	0	0.00		174		500,000	58.77	500,000	58.77
December 2007	0	0.00		174	(3)	4,500,000	55.30	4,500,000	55.30

(1)	This table excludes market-making and related hedging purchases by UBS. The table also excludes ordinary shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS; and also excludes ordinary shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 424,803 ordinary shares during the year and held 2,436,257 ordinary shares as of December 31, 2007.

(2)	The 2007/2010 program was approved for a maximum of 210,527,328 shares, equal to 10% of the outstanding shares as of December 31, 2006.

(3)	In 2007, of the 210,527,328 shares approved to be purchased in the 2007/2010 buyback program, 36,400,000 shares were repurchased for CHF 2.6 billion (at an average price of CHF 71.41 per share). On December 10, 2007, the UBS Board of Directors communicated its decision that these shares will not be cancelled but will be rededicated as a measure to strengthen UBS’s capital. However, the number of shares which may be repurchased in the future under the program is reduced by these 36,400,000 shares.

						Maximum								Unutilized	Unutilized
					Maximum	volume		Amount				Average		volume	volume
					volume (in	(in millions		(CHF		Total shares		price		(CHF	(in millions
Program	Announcement	Beginning	Expiration	Cancellation	CHF billion)	of shares)		billion)		purchased		(in CHF)		billion)	of shares)
2000/2001	12/14/1999	01/17/2000	03/02/2001	07/13/2001	4.0			4.0		110,530,698	(1)(2)	36.18	(1)(2)	0
2001/2002	02/22/2001	03/05/2001	03/05/2002	07/05/2002	5.0			2.3		57,637,380	(2)	39.73	(2)	2.7
2002/2003	02/14/2001	03/06/2002	10/08/2002	07/10/2003	5.0			5.0		135,400,000	(2)	36.92	(2)	0
2002/2003	10/09/2002	10/11/2002	03/05/2003	07/10/2003	3.0			0.5		16,540,160	(2)	32.04	(2)	2.5
2003/2004	02/18/2003	03/06/2003	03/05/2004	06/30/2004	5.0			4.5		118,964,000	(2)	37.97	(2)	0.5
2004/2005	02/10/2004	03/08/2004	03/07/2005	07/08/2005	6.0			3.5		79,870,188	(2)	44.36	(2)	2.5
2005/2006	02/08/2005	03/08/2005	03/07/2006	07/13/2006	5.0			4.0		74,200,000	(2)	54.26	(2)	1
2006/2007	02/14/2006	03/08/2006	03/07/2007	06/29/2007	5.0			2.4		33,020,000	(2)	73.14	(2)	2.6
2007/2010	02/13/2007	03/08/2007	03/08/2010			210.5	(3)	2.6	(4)	36,400,000	(4)	71.41	(4)		174.1	(3)

(1)	Restated to reflect 3:1 stock split on July 16, 2001.

(2)	Restated to reflect 2:1 stock split on July 10, 2006.

(3)	The 2007/2010 program was approved for a maximum of 210,527,328 shares, equal to 10% of the outstanding shares as of December 31, 2006. On December 31, 2007, the unutilized number of shares (174.1 million) multiplied by the prevailing market price of ordinary shares of CHF 52.40 per share equaled an unutilized volume of approximately CHF 9.1 billion.

(4)	In 2007, 36,400,000 shares were repurchased under the 2007/2010 program for CHF 2.6 billion (at an average price of CHF 71.41 per share). On December 10, 2007, the UBS Board of Directors communicated its decision that these shares will not be cancelled but will be rededicated as a measure to strengthen UBS’s capital.
Form of Ordinary Shares
Pursuant to Article 6 of the articles of association and in accordance with the requirements of the clearing arrangements of SIS SegaInterSettle AG, Baslerstrasse 100, CH-4600 Olten, Switzerland, where UBS ordinary shares are accepted for clearance, UBS AG has elected not to print and deliver share certificates. However, shareholders may at any time request that UBS AG print and deliver certificates free of charge (aufgeschobener Titeldruck).
Transfer of Ordinary Shares
Uncertificated ordinary shares may only be transferred by way of written assignment, which must be notified to UBS AG to be valid. If uncertificated ordinary shares are held in a custody account or portfolio account at a bank, they may only be transferred with the cooperation of that bank. Furthermore, they may only be pledged in favor of that bank. Notification of UBS AG is not required.
Ordinary shares evidenced by a share certificate may be transferred by delivery of the certificate combined with an endorsement or a written assignment.
Voting rights and related rights may only be exercised by a shareholder who is recorded in the share register. See “—General Meetings—Share Register and Restrictions on Voting Rights” below.
General Meetings
Powers
The general meeting is the supreme body of UBS AG.
The following powers are vested in the general meeting:
•	adoption and amendment of the articles of association;
•	election of the members of the Board of Directors, the statutory auditors and the group auditors;
•	approval of the annual report and the consolidated financial statements;
•	approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends;
•	granting discharge to the members of the Board of Directors and the Group Executive Board; and
•	passing resolutions as to all matters reserved to the authority of the general meeting by law or under the articles of association or that are submitted to the general meeting by the Board of Directors subject to the Board of Directors’ non-delegable and inalienable powers set out in article 716a CO.
Annual and extraordinary general meeting
The annual general meeting must be held each year within six months after the close of the financial year of UBS AG, that is before June 30 each year. UBS AG’s annual general meeting normally takes place in April. The annual report and the auditor’s report, together with the Group auditor’s report, must be made available for inspection by the shareholders at UBS AG’s registered offices no later than twenty days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders recorded in the share register will be notified of this in writing.
Extraordinary general meetings must be held in the circumstances foreseen under applicable law, in particular when deemed necessary by the Board of Directors or if requested by the auditors. Furthermore, extraordinary general meetings have to be convened upon resolution of a general meeting or if requested by one or more shareholders who represent an aggregate of at least one-tenth of the share capital and who submit a written request specifying the items for the agenda and the proposals.
Convocation of general meetings
Notice of an annual or extraordinary general meeting must be given by the Board of Directors or, if necessary, by the auditors, no later than 20 days prior to the meeting date. Such notice is given by way of an announcement appearing once in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). Shareholders recorded in the share register will also be informed by ordinary mail. The meeting agenda is also published in various Swiss and international newspapers and on the internet at www.ubs.com/shareholder-meeting.
The notice of a meeting must state the items on the agenda and the proposals of the Board of Directors and of the shareholders who demanded that a general meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates.

No resolutions may be passed at a general meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a general meeting to convene an extraordinary general meeting or to initiate a special audit.
Placing of items on the agenda
Shareholders individually or jointly representing ordinary shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the general meeting.
UBS publishes the deadline for submitting such proposals in various Swiss and international newspapers and on its website (www.ubs.com/shareholder-meeting). Requests for items to be placed on the agenda must include the actual motions to be put forward. The Board of Directors will formulate an opinion on such proposals, which will be published together with the motions.
Share Register and Restrictions on Voting Rights
UBS AG maintains a share register in which the surname and first name, address and nationality (in the case of legal entities, the company name and place of incorporation) of the holders and usufructuaries of its shares are recorded. A shareholder must notify UBS AG of any change in address. Until such notification has occurred, all written communication from UBS AG sent to the address of the respective shareholder recorded in the share register are deemed to have been validly made.
Each share carries one vote at the general meeting. Voting rights and certain related rights attached to the ordinary shares, including the right, subject to certain conditions, to call and to attend general meetings, may be exercised only after a shareholder has been registered in the share register of UBS AG as a shareholder or usufructuary (Nutzniesser) with voting rights. Shares held jointly may be recorded with joint voting rights provided all holders declare they acquired them in their own name and for their own account, as further set out below.
Acquirers of ordinary shares are recorded upon request in the share register as shareholders with voting rights if they expressly declare that they acquired such shares in their own name and for their own account. If the acquirer does not make such a declaration, the Board of Directors may refuse to register the respective shares with voting rights. This registration restriction also applies to ordinary shares acquired upon exercise of subscription, option or conversion rights.
The Board of Directors may record nominees who hold ordinary shares in their own name, but for the account of third parties, as shareholders with voting rights in the share register. The Board of Directors does so if a nominee company or trustee signs an agreement with UBS confirming its willingness to disclose to UBS AG any individual beneficial owners holding more than 0.3% of all issued ordinary shares upon request. Such nominee companies and trustees, who normally represent a great number of individual shareholders, may hold an unlimited number of ordinary shares, but voting rights are limited to a maximum of 5% of the outstanding ordinary shares. Securities clearing organizations such as DTC in New York are exempt from the 5% voting limit.
Beneficial owners of ordinary shares who hold such shares through nominees or trustees exercise voting rights through the intermediation of such nominees or trustees.
After hearing the respective shareholder, the Board of Directors may cancel his or her registration in the share register as a shareholder with voting rights with effect retroactive to the date of registration if such registration was made based on false information. The relevant shareholder shall be informed immediately as to the cancellation. The same applies to nominees.
There is no “closing of the share register” in the days ahead of a shareholder’s meeting. Registrations and approval of voting rights are processed for as long as technically possible, normally until two days before the meeting.
Representation
Each shareholder recorded in the share register with voting rights is entitled to participate in the general meetings and in any vote taken. Such shareholder may attend in person or be represented (i) by another shareholder entitled to vote who is authorized by a written power of attorney, (ii) by his or her legal representative, (iii) by a corporate proxy, or (iv) by the custodian bank (Depotvertreter). In addition, a shareholder may have his or her ordinary shares represented by UBS AG (Organvertreter) or the independent proxy (unabhängiger Stimmrechtsvertreter) designated by UBS AG.
Nominee companies normally submit the proxy material to the beneficial owners and transmit the collected votes to UBS AG.
UBS AG recognizes only one representative per share.
Majority requirements and statutory quorums
There is no presence quorum requirement for annual or extraordinary general meetings.
The articles of association provide that, unless otherwise required by law or the articles of association, resolutions and elections are decided at the general meeting by an absolute majority of the votes cast, excluding blank and invalid ballots. Such resolutions include amendments to the articles of association (subject to the exceptions below), elections of the members of the Board of Directors and statutory and Group auditors, approval of the annual financial statements, setting the dividend, the decision to discharge the members of the Board of Directors and the Group Executive Board and the resolution to initiate a special audit into specific matters (Sonderprüfung).
Mandatory Swiss corporate law requires, however, approval of at least two-thirds of the votes represented and the absolute majority of the nominal value of the shares represented at a general meeting for resolutions with respect to:
•	a modification of the purpose of UBS AG;
•	the creation of shares with preferred voting rights (Stimmrechtsaktien);
•	restrictions on the transfer of registered shares (i.e., on voting rights attached to registered shares);
•	an authorized or conditional increase in share capital;
•	an increase in share capital through the conversion of capital surplus (Kapitalerhöhung aus Eigenkapital), through a contribution in kind (Sacheinlage) or in exchange for an acquisition of assets (Sachübernahme), or a grant of special benefits upon a capital increase;
•	the restriction or exclusion of subscription rights (Bezugsrechte);
•	a change of the registered office of UBS AG; and
•	the liquidation of UBS AG.
Pursuant to the Swiss Federal Merger Act dated October 3, 2003, as amended (the “Merger Act”), special quorum rules apply by law to a merger (Fusion) (including a possible squeeze-out merger), de-merger (Spaltung) or conversion (Umwandlung) of UBS AG.
In addition, the articles of association require a majority of two-thirds of the votes represented at a meeting (i) to modify Article 18 of the articles of association regarding the minimum and maximum number of Board of Directors members, (ii) to remove one fourth or more of the Board of Directors members, and (iii) to amend Article 16 para. 2 of the articles of association prescribing said qualified quorums.
Voting procedures
The Chairman of the Board of Directors or, in his absence, a Vice Chairman or another member appointed by the Board of Directors shall preside over the general meeting and appoint a secretary and vote counters.
The acting chairman decides whether votes and elections are conducted electronically or by a show of hands. Ordinary written ballots are also possible, in which case the acting chairman may provide that only ballots of abstaining and declining shareholders are collected while all other votes represented shall be counted as affirmative votes in order to accelerate the counting process.

Shareholders representing at least 3% of the votes represented may request that a vote or election be conducted electronically or by written ballot at any time.
General Provisions Relating to Changes in Share Capital
The share capital of UBS AG may be increased (i) in consideration of cash contributions pursuant to a resolution passed at a general meeting of UBS AG by an absolute majority of the votes cast, or (ii) pursuant to a resolution passed at a general meeting of UBS AG by at least two-thirds of the shares represented authorizing a capital increase, inter alia, (a) in consideration of contributions in kind (Sacheinlage), (b) if the subscription rights (Bezugs- oder Vorwegzeichnungsrechte) of the existing shareholders are excluded, or (c) in the event of a transformation of reserves into share capital (Kapitalerhöhung aus Eigenkapital). In addition, under the Swiss Code of Obligations, the general meeting may empower the Board of Directors to effect a share capital increase based on:
•	authorized capital (genehmigtes Kapital) to be utilized at the discretion of the Board of Directors within a period not exceeding two years from approval by the general meeting; and
•	conditional capital (bedingtes Kapital) for the purpose of issuing shares, inter alia, to grant rights to employees and board members of the Group to subscribe to new shares and other option and conversion rights.
The authorized capital and the conditional capital each may not exceed 50% of the outstanding share capital.
General Provisions Relating to Subscription Rights
Under Swiss law, any share issuance, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a general meeting. Shareholders have certain subscription rights (Bezugsrechte, Vorwegzeichnungsrechte) to subscribe for new issues of shares, warrants, convertible bonds, or similar debt instruments with option rights in proportion to the nominal amount of shares held. A resolution adopted at a general meeting by a qualified majority may, however, limit or suspend subscription rights for valid reasons, or, under the same condition, delegate the right to limit or suspend the subscription rights to the Board of Directors.
Borrowing — Issuance of Debt Securities
Neither Swiss law nor the articles of association restrict, in any way, UBS AG’s power to borrow and raise funds. The decision to borrow funds, including the issuance of debt securities, is made by or under the direction of the Board of Directors. A shareholders’ resolution is not required.
Dividends
Under Swiss law, dividends are paid out only after approval by the general meeting. The board of directors may propose to the annual general meeting that a dividend is paid out, but cannot itself set the dividend. See “—Distributions to Shareholders” below.
Dividends, if any, are paid to shareholders of UBS AG automatically through the book-entry facilities of the clearing system of SIS and their depositary bank or custodian. This payment procedure applies irrespective of whether such shareholders are domiciled in Switzerland or abroad.
UBS AG’s annual general meeting is expected to be held each April, and the dividend, if any, is typically payable shortly after the annual general meeting. After deduction of a Swiss withholding tax of currently 35%, the dividend, if any, is paid by means of a dividend order to shareholders recorded in the share register or to their deposit banks. See “Tax Considerations—Taxation in Switzerland” below.
Under Swiss law, dividends may be paid out only if a company has sufficient distributable profits from previous business years, or if the reserves of UBS AG are sufficient to allow distribution of a dividend. In addition, Swiss law requires that at least 5% of the annual net profits of UBS AG be retained by UBS AG as general reserves for so long as these reserves amount to less than 20% of UBS AG’s paid-up share capital. Any balance sheet profits remaining after this retention may be distributed as dividends except that, if an annual dividend exceeds five percent of the nominal share capital, then an amount equal to 10% of such excess must be retained by UBS AG as general reserves. The auditors must confirm that the dividend proposal of the board of directors conforms with statutory law.
The statute of limitations in respect of dividend payments is five years. Dividends for which payment has not been requested within five years after the due date accrue to UBS AG. For information about the deduction of withholding taxes, see “Tax Considerations—Taxation in Switzerland” below.
Dividends and similar payments by Swiss companies to certain persons, groups or countries are currently restricted pursuant to sanctions imposed by the Swiss government. See “—Exchange Controls” below.
Conditions to Changes in Shareholders’ Rights
The rights of UBS AG’s shareholders are based on Swiss corporate law and the articles of association. Accordingly, they can be modified, to the extent permitted by law, by resolution of the general meeting (as to the majority requirements see “—General Meetings—Majority Requirements and Statutory Quorums” above).
Exchange Controls
Other than in connection with government sanctions imposed on the Republic of Iraq, Myanmar (Burma), Liberia, Sierra Leone, Ivory Coast, Sudan, the Democratic Republic of Congo, Zimbabwe, Belarus, the Democratic People’s Republic of Korea (North Korea), Lebanon, the Islamic Republic of Iran and on persons or organizations with links to Osama bin Laden, the “al-Qaeda” group or the Taliban, on certain persons from the former Republic of Yugoslavia or involved in the assassination of Rafik Hariri, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of registered shares.
Conflicts of Interest
Swiss law does not contain any general provision in relation to the handling of conflicts of interest within UBS AG’s organization. However, the Swiss Code of Obligations requires members of the Board of Directors and members of senior management to apply due care and generally to safeguard the interests of UBS AG in the performance of their respective duties (duty of care and of loyalty). This rule is generally understood as disqualifying members of the Board of Directors and members of senior management from participating in decisions that directly affect them.
Furthermore, holders of signatory powers for UBS AG may in certain circumstances be unable to validly exercise such powers by reason of a conflict of interest. Finally, Swiss company law contains a provision under which payments made and other benefits granted to a shareholder or a member of the Board of Directors or any persons associated with them, other than at arm’s length, must be repaid to UBS AG in certain circumstances. The Corporate Governance Directive of the SWX Swiss Exchange also addresses conflict of interest issues.
Mandatory Bids
According to the mandatory bid rules of the Swiss Stock Exchange Act dated March 24, 1995 as amended (“SESTA”), persons who, directly, indirectly or in concert with third parties acquire more than 33 1/3% of the voting rights (whether exercisable or not) in a Swiss company whose equity securities are, in whole or in part, listed on a stock exchange in Switzerland have to make a public tender offer to the remaining shareholders. An exemption from the mandatory bid rules may be granted by the Federal Banking Commission or, within limits, by the Swiss Takeover Board. If no exemption is granted, the mandatory bid must be made pursuant to the procedural rules set out in the SESTA and the implementing ordinances enacted thereunder, within two months after the threshold of 33 1/3% of voting rights is first exceeded. Under the SESTA, companies may, in their articles of incorporation, opt out of the mandatory bid provision thus relieving the acquirer of shares exceeding 33 1/3% of the voting rights from its obligation to proceed with a public tender offer (so-called opting-out) or raise this threshold to 49% of the voting rights (so-called opting-up).
The articles of association of UBS AG contain neither a provision that opts out of the mandatory bid obligation nor an opting-up provision.

Cancellation of Remaining Equity Securities
According to the SESTA, any offeror who has made a public tender offer for the shares of a Swiss target company and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the lapse of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against payment or delivery of the offer consideration for the benefit of the holders of the cancelled equity securities.
Squeeze-Out Merger
The Merger Act allows a squeeze-out of minority shareholders by way of a squeeze-out merger. To the extent that at least 90% of all shareholders of the target company consent, the target company can be merged into the surviving company and the minority shareholders of the target company may be forced to accept cash or other consideration (e.g., securities from another company) instead of receiving shares in the surviving company (squeeze-out merger). It is unclear and disputed whether the 90% approval relates to the total number of votes represented by all shares outstanding or the total number of shareholders entitled to vote.
Notification and Disclosure of Major Shareholdings
Notification and Disclosure of Major Shareholdings under Swiss Law
UBS AG and persons who acquire or dispose of ordinary shares or rights based thereon or derived therefrom are subject to the notification and disclosure requirements of the SESTA, that require persons who directly, indirectly or in concert with third parties acquire or dispose of shares or derivative rights with respect to shares in a company incorporated in Switzerland whose equity securities are listed in whole or in part in Switzerland and thereby reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, or 66 2/3%, of the voting rights in such company, notify UBS AG and the SWX Swiss Exchange of such acquisition or disposal in writing within four trading days, whether or not the voting rights can be exercised. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the “Ordinance of the Swiss Federal Banking Commission on the Stock Exchanges and Securities Trading” (disclosure of shareholdings). In particular, the ordinance prohibits the netting of so-called acquisition positions (e.g., conversion rights and acquisition rights or obligations) with disposal positions (i.e., rights or obligations to sell). It further requires that each such position be calculated separately and reported simultaneously as soon as it reaches a threshold. Transactions with financial instruments that make it economically possible to acquire equity securities in a company in view of a public tender offer are deemed an indirect acquisition of shares. The exercise of conversion or acquisition rights and the exercise of sale rights are deemed to be acquisitions and sales, respectively, of shares. UBS AG must inform the public within two trading days of receiving such notification.
An additional disclosure obligation exists for listed companies under Swiss corporate law pursuant to which UBS AG must disclose the identity and size of shareholdings of all of its shareholders and shareholder groups acting in concert who hold more than 5% of the voting rights. This disclosure must be made once a year in the notes to the financial statements as published in UBS AG’s annual report.
Under Swiss law, each person shall notify the Swiss Federal Banking Commission (the “SFBC”) prior to acquiring or selling, directly or indirectly, a participation in at least 10% of the capital or voting rights of a Swiss bank or securities dealer or otherwise may influence the business activities of such regulated entity in a significant manner, a “Qualified Participation” (Qualifizierte Beteiligung). The same notification requirement applies whenever a Qualified Participation is increased or decreased in such a manner that the thresholds of 20%, 33% or 50% of the capital or voting rights of the regulated entity are reached or triggered in either direction. The SFBC may revoke a banking or securities dealer license if the influence of a person holding a Qualified Participation could jeopardize the prudent and sound business activity of the bank or securities dealer. The Swiss securities dealer or bank is required to notify the SFBC of the persons who meet the criteria of a Qualified Participation as soon as it has knowledge thereof.
Furthermore, Swiss banking and securities dealer regulation provide that a Swiss bank must notify the SFBC and obtain an additional license and a Swiss securities dealer must notify the SFBC and obtain an approval from the

SFBC if they fall under foreign control. A securities dealer or bank is considered to be under foreign control if one or several foreigners directly or indirectly hold significant shareholdings in the Swiss securities dealer or bank that, in the aggregate, exceed 50% of the voting rights in the securities dealer or bank, or if such foreigners otherwise exert a controlling influence on the securities dealer or bank. The granting of an additional license or an approval is subject to the requirement of reciprocity. If the Swiss securities dealer or bank falls under the foreign control of a group of companies active in the financial sector, the SFBC may require that the group be subject to adequate consolidated supervision by the foreign supervisory authorities. The members of the Board of Directors and the management of the Swiss bank or securities dealer are required to notify the SFBC of all matters which may lead one to conclude that the bank or the securities dealer is foreign-controlled or that there has been a change in foreigners holding a Qualified Participation.
Notification and Disclosure of Major Shareholdings under German Law
Since UBS AG has chosen the Federal Republic of Germany as its home member state within the meaning of EU Directive 2003/71/EG, notification requirements also apply under German law (§§ 21 et seq. of the German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”)). According to German law, natural and legal persons (the “Notifying Party”) whose shareholdings in UBS AG reach, exceed or fall below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the voting rights by purchase, sale or by any other means must simultaneously notify UBS AG and the BaFin of such change in his/her voting rights without undue delay, at the latest within four trading days, in writing or by fax. The notification period begins when the Notifying Party learns or, considering the circumstances, must have learned that his/her percentage of the voting rights has reached, exceeded or fallen below the thresholds mentioned above. It is assumed that the Notifying Party has learned that his/her percentage of the voting rights has reached, exceeded or fallen below the mentioned thresholds two days after such event. Companies belonging to an affiliated group for which consolidated financial statements must be prepared in accordance with sections 290 and 340i of the German Commercial Code (Handelsgesetzbuch, “HGB”) may have their notifications made by the parent company. For the purpose of notification requirements, the following voting rights attached to shares not or not directly held by the Notifying Party are equivalent to the voting rights of the Notifying Party (§ 22 (1) WpHG):
•	voting rights of a subsidiary of the Notifying Party;
•	voting rights of a third party which are held by such third party for the account of the Notifying Party;
•	voting rights which are assigned as security by the Notifying Party to a third party, unless such third party is authorized to exercise the voting rights attached to the shares and declares its intention to do so independently of the Notifying Party’s instructions;
•	voting rights in respect of which usufruct has been created in favor of the Notifying Party;
•	voting rights which may be acquired by the Notifying Party by a declaration of intent;
•	voting rights which have been entrusted to the Notifying Party or which he/she may exercise by means of proxy voting, provided that the Notifying Party may exercise the voting rights attached to the shares at his/her own discretion in the absence of specific instructions from the shareholder.
Furthermore, voting rights attached to shares in UBS AG which belong to a third party are attributed to the Notifying Party in full if the Notifying Party or its subsidiary coordinates his/her conduct in respect of UBS AG with such third party on the basis of an agreement or in any other manner; however, this does not apply to agreements on the exercise of voting rights in individual cases.
Persons holding, directly or indirectly, financial instruments that result in an entitlement to acquire, on his/her own initiative alone and under a legally binding agreement, shares in UBS AG that carry voting rights and have already been issued, are also subject to the notification requirements with the exception of the three-percent threshold. In principle, an aggregation with voting rights attached to shares held by or attributed to the Notifying Party does not take place. If several financial instruments refer to shares in the same issuer, the Notifying Party must aggregate the voting rights attached to those shares. In principle, voting rights attached to shares held by a Notifying Party are not valid during the period for which the notification requirements have not been met. The same applies to voting rights of a subsidiary of the Notifying Party and voting rights of a third party which are held by such third party for the account of the Notifying Party which are attributed to the Notifying Party.
UBS AG has applied for an exemption from the duties to publish and notify the BaFin of the publication of the information received from a Notifying Party under §§ 26 f. WpHG. If the exemption is granted, UBS AG will not be subject to these specific German disclosure requirements, but will still be required to publish information that (a) is received from holders of voting rights in UBS AG who have notified UBS AG of changes in their voting rights and (b) must be made available to the public pursuant to Swiss law. In addition, UBS AG will be required to transmit such information to the BaFin. If the exemption is not granted, UBS AG will, in addition to its Swiss disclosure obligations, be required to publish the information received from a Notifying Party under the German WpHG and notify the BaFin of such publication. In either case, UBS AG will be required to transmit the relevant information to the Company Data Register (Unternehmensregister), a publicly accessible register, to be stored there for ten years.
Trading in Ordinary Shares by UBS
During the distribution of the ordinary shares to be issued in exchange for the entitlements, UBS AG and certain of its affiliates intend to engage in various dealing and brokerage activities involving ordinary shares when and to the extent permitted by applicable law. Among other things, UBS AG and certain of its affiliates, as the case may be, intend (1) to make a market in ordinary shares by purchasing and selling ordinary shares for their own account or to facilitate customer transactions; (2) to make a market, from time to time, in derivatives (such as options, warrants, convertible securities and other instruments) relating to ordinary shares for their own account and the accounts of their customers; (3) to engage in trades in ordinary shares for their own account and the accounts of their customers for the purpose of hedging their positions established in connection with the derivatives market making described above; (4) to engage in unsolicited brokerage transactions in ordinary shares with their customers; (5) to trade in ordinary shares and derivatives on ordinary shares as part of their investment management activities for the accounts of their customers; and (6) to trade in ordinary shares pursuant to the employee incentive plans. These activities may occur on SWX Europe, Chi-X, Scoach, in the over-the-counter market in Switzerland or elsewhere outside the United States of America. In addition, when and to the extent permitted by applicable law, UBS AG’s affiliated U.S. broker-dealer, UBS Securities LLC, may engage in unsolicited brokerage transactions in ordinary shares, and UBS’s investment management business groups may trade in ordinary shares and derivatives on ordinary shares, in the United States of America.
UBS AG and its affiliates are not obliged to make a market in or otherwise purchase ordinary shares or derivatives on ordinary shares and any such market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market price of ordinary shares.

Price History of the Ordinary Shares
The ordinary shares are listed on the Swiss stock exchange (SWX), where they are traded on SWX Europe, and on the New York and Tokyo stock exchanges.
Ordinary Share Data

	As of December 31,
Registered shares	2007	2006	2005
Total shares outstanding	1,915,441,820	1,940,797,587	1,968,745,296
Total shares ranking for dividend	2,073,547,344	2,082,673,286	2,109,495,044
Treasury shares	158,105,524	164,475,699	208,519,748
Weighted average shares (for basic earnings per share (EPS) calculations)	1,926,328,078	1,976,405,800	2,013,987,754

Weighted average shares (for diluted EPS calculations)	1,927,698,732	2,058,834,812	2,097,191,540

	For the year ended December 31,
CHF	2007	2006	2005
Earnings per share Basic EPS	(2.72)	5.83	6.72
Basic EPS from continuing operations	(2.93)	5.43	4.59
Diluted EPS	(2.73)	5.59	6.44

Diluted EPS from continuing operations	(2.94)	5.21	4.40

Ordinary Shares and Market Capitalization

	As of December 31,			% change from
Number of shares, except where indicated	2007	2006	2005	December 31, 2006
Total ordinary shares issued	2,073,547,344	2,105,273,286	2,177,265,044	(2)
Second trading line treasury shares
2005 program			(67,770,000)
2006 program		(22,600,000)
Shares outstanding for market capitalization	2,073,547,344	2,082,673,286	2,109,495,044	0
Share price (CHF)	52.40	74.05	62.55	(29)
Market capitalization (CHF million)	108,654	154,222	131,949	(30)

Total treasury shares	158,105,524	164,475,699	208,519,748	(4)
Trading volumes (Source: Reuters)

	For the year ended December 31,
in thousands	2007	2006	2005
SWX total (SWX Europe)	4,079,863	2,731,841	2,568,531
SWX daily average (SWX Europe)	16,451	10,884	10,073
NYSE total	304,446	214,912	167,231

NYSE daily average	1,213	853	664
Share Liquidity
During 2007, daily average volume in the ordinary shares on SWX Europe was 13.1 million shares. On the New York Stock Exchange (NYSE), it was 2.4 million shares. (Source: Bloomberg)
Because of the greater volume on SWX Europe, trading of the ordinary shares there is expected to remain the main factor in determining the movement in UBS’s share price.
During the hours in which both SWX Europe and NYSE are simultaneously open for trading (currently 3:30 pm to 5:30 pm Central European Time), price differences are likely to be arbitraged away by professional market makers. The NYSE price will therefore typically be expected to depend on both the SWX Europe price and the prevailing US dollar/Swiss franc exchange rate. When SWX Europe is closed for trading, traded volumes will typically be lower. However, the specialist firm making a market in the ordinary shares on the NYSE, Lehman Brothers MarketMakers, is required to facilitate sufficient liquidity and an orderly market in the ordinary shares.

Stock Exchange Prices

	SWX Swiss Exchange			New York Stock Exchange
	High	Low	Period end	High	Low	Period end
	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)	(CHF)
First quarter 2008	51.70	24.20	28.86	42.42	22.33	28.80
March	34.46	24.20	28.86	32.24	22.33	28.80
February	46.28	33.84	34.36	42.42	32.20	32.34
January	51.70	37.84	42.32	38.05	46.40	41.29
2007	80.90	48.00	52.40	66.26	43.50	46.00
Fourth quarter 2007	68.65	48.00	52.40	58.01	43.50	46.00
December	59.10	51.85	52.40	51.89	44.73	46.00
November	61.70	48.00	57.20	51.26	43.50	50.48
October	68.65	59.90	61.95	58.01	52.19	53.69
Third quarter 2007	75.20	60.35	62.60	62.34	49.84	53.25
September	65.85	60.35	62.60	55.18	50.85	53.25
August	68.85	61.25	63.00	57.72	49.84	52.24
July	75.20	64.55	67.55	62.34	53.34	55.07
Second quarter 2007	80.45	71.65	73.60	66.26	58.73	60.01
June	80.45	71.95	73.60	65.18	58.73	60.01
May	80.45	74.60	79.90	65.75	61.75	65.24
April	79.95	71.65	79.15	66.26	59.01	64.90
First quarter 2007	80.90	67.20	72.20	64.30	55.40	59.43
March	73.80	67.20	72.20	60.74	55.40	59.43
February	80.90	70.30	72.25	64.30	57.65	59.04
January	78.95	73.85	77.80	63.33	59.35	63.01

2006	79.90	59.85	74.05	63.39	48.34	60.33
Fourth quarter 2006	79.90	70.70	74.05	63.39	58.50	60.33
Third quarter 2006	74.80	59.85	74.80	59.77	48.34	59.31
Second quarter 2006	75.65	61.35	67.00	61.70	49.36	54.85
First quarter 2006	72.35	62.80	71.60	55.55	48.66	54.99

2005	63.50	46.75	62.55	49.02	38.60	47.58
Fourth quarter 2005	63.50	52.75	62.55	49.02	41.22	47.58
Third quarter 2005	56.15	50.40	55.00	43.40	38.92	42.75
Second quarter 2005	51.40	47.23	50.00	42.93	38.60	38.93
First quarter 2005	52.30	46.75	50.50	44.71	39.70	42.20

2004	49.18	40.80	47.68	42.19	32.47	41.92
Fourth quarter 2004	48.17	42.00	47.68	42.19	35.05	41.92
Third quarter 2004	45.50	40.80	43.95	36.19	32.47	35.17
Second quarter 2004	49.17	44.12	44.13	38.03	34.45	35.53
First quarter 2004	48.52	42.85	47.05	39.63	33.96	37.25

2003	42.70	24.90	42.35	34.08	19.00	34.00
Fourth quarter 2003	42.70	37.43	42.35	34.08	28.77	34.00
Third quarter 2003	40.25	36.75	37.05	29.63	27.19	28.12
Second quarter 2003	37.88	29.45	37.68	29.18	21.79	27.70
First quarter 2003	36.05	24.90	28.75	25.93	19.00	21.35

Distributions to Shareholders
Dividend Policy
UBS normally pays an annual dividend to shareholders registered as of the date of the annual general meeting (the record date). Payment is usually scheduled three business days thereafter.
The level of the dividend is dependent on UBS’s targeted capital ratios and the cash flow generation of the company. The dividend policy takes into account the fact that shareholders have different preferences for receiving shareholder returns: some prefer cash dividends, some prefer share buy-backs. By pursuing both avenues, UBS aims to attract and retain the widest, most diverse global shareholder base.
The decision on dividend payments falls under the annual general meeting’s authority and is subject to shareholder approval.
Total Distributions in 2007
From the results of ordinary business, UBS transferred a total of CHF 5.1 billion in equity to its shareholders in 2007. This consisted of CHF 0.8 billion in shares the bank repurchased during 2007 for purposes of cancellation and a total dividend payout to shareholders for the 2006 financial year of CHF 4.3 billion or CHF 2.20 per share with payment on April 23, 2007.
Distributions to Shareholders in 2008
At the extraordinary general meeting held on February 27, 2008, UBS shareholders approved the distribution of a stock dividend to shareholders. As part of the stock dividend, the share capital was increased from CHF 207,354,734.40 to CHF 217,224,609.80 by issuing 98,698,754 shares with a par value of CHF 0.10 on April 15, 2008.
This stock dividend is tax-efficient for many shareholders resident in Switzerland and those in many other countries. Unlike a cash dividend, where the Swiss withholding tax of 35% is deducted from the gross amount payable, the stock dividend was allocated to shareholders without deduction of Swiss withholding tax. For Swiss income tax purposes, the taxable value of the stock dividend approximately equals the par value of CHF 0.10 per share of the shares distributed as a stock dividend proportionately allocated to the entitlements distributed. For Swiss shareholders, this is a very small fraction of the taxable value of an equivalent cash dividend. The taxation of shareholders not resident in Switzerland depends on the laws in their respective tax jurisdiction. In many cases, the distribution of entitlements and the exercise thereof should be tax-free. Shareholders should consult with their own tax advisors to determine the tax treatment applicable to them.
Compared with a cash dividend, the stock dividend was beneficial for UBS’s (Tier 1) capital base. Cash dividend payments are deducted from the bank’s net profits and retained earnings, which are some of the major components of the bank’s core (Tier 1) capital. In contrast, by issuing new shares in lieu of a dividend cash payment, the level of UBS’s (Tier 1) capital base will be maintained.

Cash dividend yield1

Tax Considerations
Investors are urged to consult their own legal, financial or tax advisor with respect to their individual tax consequences relating to the allotment of entitlements, the sale of entitlements, the receipt of ordinary shares and the sale of ordinary shares.
The observations below are of a general and summary nature only and are not meant to replace competent professional advice. Individual situations of shareholders may vary from the description made below.
Taxation in Switzerland
The following summary does not purport to address all tax consequences of the offering, exercise and sale or other disposition of entitlements, the acquisition, ownership and sale or other disposition of ordinary shares, or the acquisition, ownership and sale or other disposition of the new ordinary shares, and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.
Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the offering, exercise and sale or other disposition of entitlements and the acquiring, owning and selling or other disposing of ordinary shares and receiving dividends and similar cash or in-kind distributions on ordinary shares (including dividends on liquidation proceeds and stock dividends) or other payments on ordinary shares and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.
Swiss Federal Withholding Tax
     Taxable Amount
The capital contribution of the ordinary shares pursuant to the entitlements of CHF 0.10 per ordinary share made by converting into share capital existing freely available reserves of UBS AG is classified for Swiss Federal Withholding Tax purposes as a dividend distribution. The capital contribution of CHF 0.10 per ordinary share is for such purposes considered the net dividend distributed by UBS AG to the shareholders after deduction of the Swiss Federal Withholding Tax, and, hence, the grossed-up amount of CHF 0.15385 the gross dividend. UBS AG is required to remit the Swiss Federal Withholding Tax of 35 percent on the gross dividend of CHF 0.5385 per ordinary share to the Swiss Federal Tax Administration. Based on the ratio of 20:1 to exchange entitlements for ordinary shares a gross dividend of CHF 0.007692 is allottable to each entitlement (the “Taxable Dividend Amount”).
     Refund
Resident Private Shareholders
The Swiss Federal Withholding Tax on the Taxable Dividend Amount will be refundable in full to Swiss resident individuals who hold their ordinary shares and, consequently, the respective entitlements, as private assets (all such shareholders, hereinafter, for purposes of this section “Resident Private Shareholders”) and who, in each case, inter alia, as a condition to a refund, duly report the Taxable Dividend Amount in his individual income tax return as income.
Domestic Commercial Shareholders
The Swiss Federal Withholding Tax on the Taxable Dividend Amount will be refundable in full to Swiss resident corporate and individual shareholders who are resident in Switzerland for tax purposes, and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their ordinary shares and, consequently, the respective entitlements, as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders, hereinafter, for purposes of this section “Domestic Commercial Shareholders”), and who, in each case, inter alia, as a condition to a refund, duly recognize the Taxable Dividend Amount in his income statement as earnings.

Non-Resident Shareholders
General. Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (all such shareholders, hereinafter, for purposes of this section, “Non-Resident Shareholders”), may be entitled to a partial refund of the Swiss Federal Withholding Tax on a Taxable Dividend Amount if the country of his residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country.
US Shareholders. A US holder who is a resident of the United States for purposes of the bilateral tax treaty between the United States and Switzerland is eligible for a reduced rate of Swiss federal withholding tax on the Taxable Dividend Amount equal to 15% of the Taxable Dividend Amount, provided that such holder (i) is the beneficial owner of the Shares at the time the dividend is due, and (ii) is entitled to benefits under this treaty, and (iii) holds, directly or indirectly, less than 10% of UBS AG’s voting stock, and (iv) does not conduct business through a permanent establishment or fixed place of business situated in Switzerland for tax purposes to which the ordinary shares are attributable. Such an eligible US Holder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate.
The application for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH 3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend became due.
Mellon Investor Services, the registrar for UBS AG shares in the US, is offering tax reclamation services for the Swiss Federal Withholding Tax in the Taxable Dividend Amount.
Stamp Duty
UBS will be subject to and pay to the Swiss Federal Tax Administration a 1% Swiss Federal Issuance Stamp Tax (Emissionsabgabe) on the amount of freely available reserve converted into share capital for the issuance of the new ordinary shares.
The issuance of the new ordinary shares to the initial shareholders is not subject to Swiss Federal Securities Turnover Tax (Umsatzabgabe). Any subsequent dealings in the new ordinary shares and any dealings in existing shares where a bank or another securities dealer in Switzerland (as defined in the Swiss Federal Stamp Tax Act) acts as an intermediary, or is a party, to the transaction, may be subject to Swiss Securities Turnover Tax at an aggregate rate of up to 0.15% of the consideration paid for such shares.
Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax
     Non-Resident Shareholders
Non-Resident Shareholders will not be subject to any Swiss federal, cantonal or communal income tax on the offering, the exercise, and any gain realized on the sale or other disposition, of entitlements or new ordinary shares.
     Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders are required to include the Taxable Dividend Amount in their personal income tax return irrespective of whether the entitlements are exercised or sold or forfeited and are subject to Swiss federal, cantonal and communal income tax on any net taxable income (including the Taxable Dividend Amount) for the relevant taxation period. The tax amount attributable to each entitlement amounts to CHF 0.00769. Capital gains resulting from the sale or other disposition of entitlements or new ordinary shares are not subject to Swiss federal, cantonal and communal income tax and, conversely, capital losses are not tax-deductible for Resident Private Shareholders.
Domestic Commercial Shareholders will generally not be subject to income tax on receipt of entitlements, unless the receipt of the entitlements is accounted for as income in the income statement. Domestic Commercial Shareholders are required to recognize a gain or loss realized on the sale or other disposition of the entitlements or the new ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of entitlements, the new ordinary shares, respectively) for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities.
Swiss Cantonal and Communal Private Wealth Tax and Capital Tax
Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.
Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ordinary shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the new ordinary shares), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocable to Switzerland.
Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.
U.S. Tax Considerations
YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ENTITLEMENTS OR THE ORDINARY SHARES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.
This section describes the material United States federal income tax consequences of owning the entitlements or ordinary shares. It applies only to a shareholder who is a US holder (as defined below), that acquires the entitlements or ordinary shares in the offering and holds its entitlements or ordinary shares as capital assets for tax purposes. This section does not apply to a shareholder that is a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the US dollar.
This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You are a US holder if you are a beneficial owner of the entitlements or ordinary shares and you are:
•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
If a partnership holds the entitlements or ordinary shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the entitlements or ordinary shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the entitlements or ordinary shares.
The Entitlements
Distribution and Exchange for Ordinary Shares. Although not altogether free from doubt, we believe that the distribution of entitlements to a shareholder should not be taxable to such shareholder, other than for an amount attributable to UBS’s payment of the Swiss withholding tax as further discussed below. The receipt of ordinary shares from UBS by a holder of entitlements in exchange for such entitlements on May 9, 2008, pursuant to the terms of the distribution of entitlements, should not be taxable.
The tax basis in the entitlements should be zero unless a shareholder properly elects in the shareholder’s tax return for the taxable year in which the entitlements are received to allocate the tax basis of the shareholder’s ordinary shares held before the distribution of entitlements between the ordinary shares and the entitlements in proportion to their respective fair market values. Due to some uncertainty as to the US federal income tax treatment of the entitlements, it is possible that shareholders must allocate the tax basis of their ordinary shares as if such election were made. The tax basis in each new ordinary share received when the holder of entitlements exchanges its entitlements for such ordinary share will equal the tax basis, if any, for the entitlements surrendered in exchange for such new share.
A shareholder’s holding period in an entitlement will include the shareholder’s holding period in the ordinary share to which the entitlement is allocated. The holding period of a new ordinary share received from UBS by a holder of entitlements in exchange for such holder’s entitlements on May 9, 2008 pursuant to the terms of the distribution of entitlements should begin on the day after the shareholder receives the new share (although, due to some uncertainty as to the US federal income tax treatment of the entitlements, it is possible that the holding period of the new ordinary share will include the holding period of the holder’s entitlements).
Each shareholder’s proportionate share of UBS’s payment of the Swiss withholding tax imposed on the distribution of entitlements will be treated as a taxable cash distribution to such shareholder on such shareholder’s ordinary shares. The entire amount of the deemed taxable cash distribution to such shareholder will be treated as if the shareholder paid such cash amount over to the Swiss taxing authorities at the time of the distribution of entitlements. This deemed cash distribution on a shareholder’s ordinary shares, and the Swiss withholding tax deemed paid by such shareholder to the Swiss taxing authorities in an amount equal to such cash distribution, will be taxed as set forth below under “—The Ordinary Shares—Dividends and Distribution,” subject to the passive foreign investment company rules discussed below.
Transfers of Entitlements. Subject to the passive foreign investment company rules discussed below under “—The Ordinary Shares—Passive Foreign Investment Company Rules,” any holder of entitlements that sells or otherwise disposes of entitlements (other than in the exchange of such entitlements for ordinary shares of UBS on May 9, 2008, which is described above under “—The Entitlements—Distribution and Exchange for Ordinary Shares) generally will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in the entitlement. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

The Ordinary Shares
Dividends and Distribution. Subject to the passive foreign investment company rules discussed below, a shareholder will include in its gross income the gross amount of any dividend paid, before reduction for Swiss withholding taxes, by UBS out of its current or accumulated earnings and profits, as determined for US federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the US holder. Dividends paid to a noncorporate shareholder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares of more than 61 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by UBS with respect to the shares will generally be qualified dividend income.
For US federal income tax purposes, a dividend will include a distribution characterized as a repayment of capital in the form of a par value reduction, if the distribution is made out of current or accumulated earnings and profits, as described above.
Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, and will, depending on your circumstances, be “passive” or “general” income which, in either case, are treated separately from other types of income for foreign tax credit limitation purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.
The amount of the dividend distribution included in income of a shareholder will be the US dollar value of the Swiss franc payments made, determined at the spot Swiss franc/US dollar rate on the date such dividend distribution is included in the income of the shareholder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the shareholder’s basis in its UBS ordinary shares and thereafter as capital gain.
Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the US holder’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a shareholder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the shareholder’s US federal income tax liability, whether or not the refund is actually obtained.
Stock dividends to shareholders that are made as part of a pro rata distribution to all shareholders, including non-US holders, of UBS generally will not be subject to United States federal income tax. Shareholders that received a stock dividend that is subject to Swiss tax but not US tax may not have enough foreign income for US tax purposes to receive the benefit of the foreign tax credit associated with that tax, unless the holder has foreign income from other sources.
Transfers of UBS Ordinary Shares. Subject to the passive foreign investment company rules discussed below, a shareholder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in the UBS ordinary shares. Capital gain of a non-corporate shareholder that is recognized in a taxable year beginning before January 1, 2011 is generally taxed at a maximum rate of 15% if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Rules. UBS believes that UBS ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, UBS will be a passive foreign investment company with respect to a US holder if, for any taxable year in which the shareholder held UBS ordinary shares, either (i) at least 75% of the gross income of UBS for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of UBS’s assets is attributable to assets that produce or are held for the production of passive income (including cash). If UBS were to be treated as a passive foreign investment company, then unless a shareholder (or holder of entitlements) makes a mark-to-market election, gain realized on the sale or other disposition of UBS ordinary shares (or entitlements) would in general not be treated as capital gain. Instead, a shareholder (or holder of entitlements) would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from UBS would not be eligible for the preferential tax rate applicable to qualified dividend income if UBS were to be treated as a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but would instead be taxable at rates applicable to ordinary income.
Information Reporting and Backup Withholding. Generally dividends and distributions made on the ordinary shares and proceeds from a sale, exchange, retirement or other taxable disposition of the ordinary shares will be subject to information reporting. In addition, a shareholder may be subject to a backup withholding tax on such payments and proceeds if it does not provide its correct taxpayer identification numbers to the trustee or paying agent (as applicable) in the manner required, fails to certify that it is not subject to backup withholding tax, is notified by the Internal Revenue Service that it failed to report all interest and dividends required to be shown on its federal income tax returns, or otherwise fail to comply with applicable backup withholding tax rules or does not otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a credit against the shareholder’s US federal income tax liability and may entitle it to a refund, provided the required information is timely furnished to the IRS.

ERISA Considerations
As a general matter, each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, Keogh plan or other retirement plan, account or arrangement (a “plan”) to acquire or hold any investment should consider whether the investment would be consistent with the documents and instruments governing the plan and such person’s fiduciary duties to the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code. It is not anticipated that the mere receipt of entitlements as a dividend would, standing alone, implicate fiduciary duties to a plan or result in a prohibited transaction.
However, each person considering the use of plan assets to acquire or hold entitlements in the secondary market should consider whether the investment would be consistent with the documents and instruments governing the plan and such person’s fiduciary duties to the plan. Furthermore, an acquisition of entitlements from UBS or any of its affiliates, acting as market maker could constitute a prohibited transaction.
Section 406 of ERISA and Section 4975 of the Code prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans (collectively, “Plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3 (33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“Similar Laws”).
The acquisition of entitlements from UBS or any of its affiliates, acting as market maker, (and the ordinary shares issued in exchange for such entitlements) by a Plan with respect to which UBS AG or certain of its affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless the entitlement (or such ordinary shares) is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, entitlements may not be purchased by any Plan or any person investing “plan assets” of any Plan from UBS or any of its affiliates, acting as a market maker, unless such the purchase and holding of the entitlement (and the receipt of ordinary shares in exchange for such entitlement) is eligible for the exemptive relief available under Prohibited Transaction Class Exemption (“PTCE”), such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or there is some other basis on which such transactions are not prohibited, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code (the “Service Provider Exemption”) for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.
Each purchaser and holder of entitlements from UBS or any of its affiliates, acting as market maker, and each person making the decision to purchase entitlements from UBS or any of its affiliates, acting as a market maker on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), that on each day from the date on which the purchaser or holder acquires any interest in the entitlements (and the ordinary shares issued in exchange for the entitlements) to the date on which the purchaser disposes of its interest in such entitlement (or ordinary shares, as the case may be), that such purchaser and holder, by its purchase or holding of the entitlements (and such ordinary shares) that (a) its purchase and holding of the entitlement from UBS or any of its affiliates, acting as market maker (and the ordinary shares issuable in exchange for such entitlements) is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of entitlements from UBS or any of its affiliates, acting as market maker, (and the ordinary shares issuable in exchange for the entitlements) is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of the entitlements from UBS or any of its affiliates, acting as a market maker, (and the ordinary shares issuable in exchange for such entitlements) will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither UBS AG nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with such purchase or holding of the entitlements

(and the ordinary shares issuable in exchange therefor) and has not provided any advice that has formed or may form a basis for any investment decision concerning such a purchase or holding of the entitlements. Each purchaser and holder of the entitlements from UBS or any of its affiliates, acting as market maker, (and the ordinary shares issuable in exchange for such entitlements) on behalf of any plan subject to any Similar Laws will be deemed to have represented and warranted by its purchase or holding of the entitlements from UBS or any of its affiliates, acting as market maker that such purchase and holding does not violate any applicable Similar Laws or rules.
Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the entitlements in the secondary market (whether such entitlements are purchased from UBS or any of its affiliates, acting as market maker or another party in interest to a plan) on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

Plan of Distribution
The entitlements are to be distributed to the holders of the existing ordinary shares as of the close of business on April 25, 2008. UBS AG will allot the entitlements pro rata to all the holders of ordinary shares on that date. 20 entitlements will be exchanged for one new ordinary share, for free, as described above.
The entitlements are expected to be tradable through SWX Europe from April 28, 2008 through May 9, 2008 (inclusive). The new ordinary shares will be listed on the SWX Swiss Exchange (and traded through SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange, and are traded on the New York Stock Exchange under the ticker symbol “UBS.”
We will not offer the entitlements or new ordinary shares for sale to or through underwriters, dealers or agents. The entitlements and new ordinary shares are being issued globally to existing holders of ordinary shares without consideration, with a portion of them being so issued in the United States.
During the distribution of the ordinary shares to be issued in exchange for the entitlements, UBS AG and certain of its affiliates intend to engage in various dealing and brokerage activities involving ordinary shares when and to the extent permitted by applicable law. Among other things, UBS AG and certain of its affiliates, as the case may be, intend (1) to make a market in ordinary shares by purchasing and selling ordinary shares for their own account or to facilitate customer transactions; (2) to make a market, from time to time, in derivatives (such as options, warrants, convertible securities and other instruments) relating to ordinary shares for their own account and the accounts of their customers; (3) to engage in trades in ordinary shares for their own account and the accounts of their customers for the purpose of hedging their positions established in connection with the derivatives market making described above; (4) to engage in unsolicited brokerage transactions in ordinary shares with their customers; (5) to trade in ordinary shares and derivatives on ordinary shares as part of their investment management activities for the accounts of their customers; and (6) to trade in ordinary shares pursuant to employee incentive plans. These activities may occur on SWX Europe, Chi-X, Scoach, in the over-the-counter market in Switzerland or elsewhere outside the United States of America. In addition, when and to the extent permitted by applicable law, UBS AG’s affiliated U.S. broker-dealer, UBS Securities LLC, may engage in unsolicited brokerage transactions in ordinary shares, and UBS’s investment management business groups may trade in ordinary shares and derivatives on ordinary shares, in the United States of America.
UBS AG and its affiliates are not obliged to make a market in or otherwise purchase ordinary shares or derivatives on ordinary shares and any such market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market price of ordinary shares.
UBS AG or any other affiliate controlled by UBS AG may use this prospectus supplement and the attached prospectus in market-making transactions involving the entitlements and/or the ordinary shares after the initial allotment or exchange, as applicable, including purchases and sales made by investors for purposes of causing their holdings of entitlements to be in integral multiples of 20. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. UBS AG and its affiliates may act as principal or agent in these transactions.
This prospectus supplement may be used by UBS AG or any other affiliate controlled by UBS AG in connection with offers and sales of the entitlements and/or the ordinary shares, including sales of entitlements and/or the ordinary shares initially distributed or sold to persons located outside the United States.

Validity of UBS Ordinary Shares
The validity of the entitlements and the ordinary shares will be passed upon on behalf of UBS AG by Homburger AG, Swiss counsel for UBS.